Filed pursuant to Rule 424(b)(5)
Registration No. 333-202246

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities To Be Registered	Maximum Aggregate Offering Price	Amount of Registration Fee(1)(2)
2.700% Senior Notes due 2020	$1,250,000,000	$125,875
3.375% Senior Notes due 2022	$1,250,000,000	$125,875
3.800% Senior Notes due 2025	$2,000,000,000	$201,400
4.850% Senior Notes due 2035	$1,000,000,000	$100,700
5.000% Senior Notes due 2045	$2,000,000,000	$201,400
Total	$7,500,000,000	$755,250

(1)	Calculated in accordance with Rule 457(r) under the Securities Act of 1933, as amended.
(2)	This “Calculation of Registration Fee” table shall be deemed to update the “Calculation of Registration Fee” table in the Company’s Registration Statement on Form S-3 (File No. 333-202246) in accordance with Rules 456(b) and 457(r) under the Securities Act of 1933, as amended.

PROSPECTUS    SUPPLEMENT

(To Prospectus dated October 26, 2015)

$7,500,000,000

Halliburton Company

$1,250,000,000 2.700% Senior Notes due 2020	$1,000,000,000 4.850% Senior Notes due 2035
$1,250,000,000 3.375% Senior Notes due 2022	$2,000,000,000 5.000% Senior Notes due 2045
$2,000,000,000 3.800% Senior Notes due 2025

We are offering $1,250,000,000 aggregate principal amount of our 2.700% senior notes due 2020 (the “2020 notes”), $1,250,000,000 aggregate principal amount of our 3.375% senior notes due 2022 (the “2022 notes”), $2,000,000,000 aggregate principal amount of our 3.800% senior notes due 2025 (the “2025 notes”), $1,000,000,000 aggregate principal amount of our 4.850% senior notes due 2035 (the “2035 notes”) and $2,000,000,000 aggregate principal amount of our 5.000% senior notes due 2045 (the “2045 notes” and, together with the 2020 notes, the 2022 notes, the 2025 notes and the 2035 notes, the “notes”).

The 2020 notes will mature on November 15, 2020, the 2022 notes will mature on November 15, 2022, the 2025 notes will mature on November 15, 2025, the 2035 notes will mature on November 15, 2035 and the 2045 notes will mature on November 15, 2045. We will pay interest on each series of notes on May 15 and November 15 of each year, starting on May 15, 2016.

We may redeem some or all of the notes of each series at any time at the redemption prices described in this prospectus supplement under the caption “Description of Notes—Optional Redemption.”

On November 16, 2014, we and Baker Hughes Incorporated (“Baker Hughes”) entered into a merger agreement (the “merger agreement”) under which, subject to the conditions set forth in the merger agreement, we will acquire all the outstanding shares of Baker Hughes in a stock and cash transaction. We intend to use the net proceeds of this offering for general corporate purposes, including to finance a portion of the cash consideration component of our pending acquisition of Baker Hughes (the “Baker Hughes acquisition”) and to pay related fees and expenses. This offering is not contingent on the consummation of the Baker Hughes acquisition. However, under specified circumstances, if the Baker Hughes acquisition is not consummated we will be required to redeem the 2020 notes and the 2022 notes as described under “Description of Notes—Special Mandatory Redemption.” See also “Use of Proceeds.”

The notes will be our senior unsecured obligations and will rank equally with all our other existing and future senior unsecured indebtedness. The notes will not be guaranteed by any of our subsidiaries.

Investing in the notes involves risks. See “Risk Factors” beginning on page S-9 of this prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

	Public Offering Price(1)	Underwriting Discounts	Proceeds to Halliburton (Before Expenses)(1)
Per 2020 note	99.795%	0.350%	99.445%
Total	$1,247,437,500	$4,375,000	$1,243,062,500
Per 2022 note	99.919%	0.400%	99.519%
Total	$1,248,987,500	$5,000,000	$1,243,987,500
Per 2025 note	99.719%	0.450%	99.269%
Total	$1,994,380,000	$9,000,000	$1,985,380,000
Per 2035 note	99.974%	0.750%	99.224%
Total	$999,740,000	$7,500,000	$992,240,000
Per 2045 note	99.969%	0.875%	99.094%
Total	$1,999,380,000	$17,500,000	$1,981,880,000
Total	$7,489,925,000	$43,375,000	$7,446,550,000

(1)	Plus accrued interest from November 13, 2015 if settlement occurs after that date.

The underwriters expect to deliver the notes, in registered book-entry form only, through the facilities of The Depository Trust Company and its direct and indirect participants, including Euroclear and Clearstream, Luxembourg on or about November 13, 2015.

Joint Book-Running Managers

BofA Merrill Lynch	Citigroup	Credit Suisse	Mizuho Securities
Deutsche Bank Securities		HSBC

Senior Co-Managers

Barclays	DNB Markets	J.P. Morgan
MUFG	US Bancorp	Wells Fargo Securities

Co Managers

Scotiabank	SMBC Nikko	Standard Chartered Bank
BBVA		Lloyds Securities

November 5, 2015

You should rely only on the information contained in or incorporated by reference in this prospectus supplement, the accompanying prospectus and any related free writing prospectus issued by us. This prospectus supplement may be used only for the purpose for which it has been prepared. No one is authorized to give information other than that contained in this prospectus supplement, the accompanying prospectus, the documents incorporated by reference or referred to in this prospectus supplement or the accompanying prospectus which are made available to the public and in any related free writing prospectus issued by us. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it.

We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information appearing in this prospectus supplement, the accompanying prospectus or any document incorporated by reference is accurate as of any date other than the date of the applicable document. Our business, financial condition, results of operations and prospects may have changed since the relevant date. Neither this prospectus supplement nor the accompanying prospectus constitutes an offer or an invitation on our behalf or on behalf of the underwriters to subscribe for or purchase any of the securities, and may not be used for or in connection with an offer or solicitation by anyone, in any jurisdiction in which such an offer or solicitation is not authorized or to any person to whom it is unlawful to make such an offer or solicitation.

Prospectus Supplement

Prospectus

i

ABOUT THIS PROSPECTUS SUPPLEMENT

This document is in two parts. The first is this prospectus supplement, which describes the specific terms of this offering and the notes and matters relating to us. The second part, the accompanying prospectus, gives more general information, some of which does not apply to this offering. You should read both this prospectus supplement and the accompanying prospectus, together with the documents identified under the heading “Incorporation of Certain Information by Reference” below.

If the description of this offering and the notes varies between this prospectus supplement and the accompanying prospectus, you should rely on the information in this prospectus supplement.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The Securities and Exchange Commission (the “SEC”) allows us to incorporate by reference certain information filed with the SEC, which means that we can disclose important information to you by referring you to those documents. The information we incorporate by reference is an important part of this prospectus supplement, and later information that Halliburton files with the SEC will automatically update and supersede the information in this prospectus supplement. We incorporate by reference the documents listed below (and any amendments to these documents) that have been previously filed with the SEC and any future filings Halliburton makes with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), until the termination of this offering. We are not, however, incorporating by reference any future filings or any documents or portions thereof contained in future filings that are not deemed “filed” with the SEC.

•	Halliburton’s Annual Report on Form 10-K for the year ended December 31, 2014;

•	Halliburton’s Quarterly Reports on Form 10-Q for the quarters ended March 31, 2015, June 30, 2015 and September 30, 2015;

•	Halliburton’s Current Reports on Form 8-K filed with the SEC on March 3, 2015, March 6, 2015, March 19, 2015, March 27, 2015, May 22, 2015, September 23, 2015 and October 27, 2015 (dated October 26, 2015);

•	Baker Hughes’s Annual Report on Form 10-K for the year ended December 31, 2014; and

•	Baker Hughes’s Quarterly Reports on Form 10-Q for the quarters ended March 31, 2015, June 30, 2015 and September 30, 2015.

Each person, including any beneficial owner, to whom a copy of this prospectus supplement has been delivered, may obtain copies of the documents we incorporate by reference by contacting us at the address indicated below or by contacting the SEC as described in the accompanying prospectus under “Where You Can Find More Information.” We will provide without charge upon written or oral request, a copy of any and all of the documents that have been or may be incorporated by reference, except that exhibits to such documents will not be provided unless they are specifically incorporated by reference into such documents. Requests for copies of these documents should be directed to:

Halliburton Company

Investor Relations

3000 North Sam Houston Parkway East

Houston, Texas 77032

Telephone: (281) 871-2688

ii

FORWARD-LOOKING INFORMATION

This prospectus supplement, including the information we incorporate by reference, includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Exchange Act. Forward-looking information is based on projections and estimates, not historical information. You can identify our forward-looking statements by the use of words like “may,” “may not,” “believes,” “do not believe,” “plans,” “estimates,” “intends,” “expects,” “do not expect,” “anticipates,” “do not anticipate,” “should,” “likely,” and other similar expressions that convey the uncertainty of future events or outcomes.

When considering these forward-looking statements, you should keep in mind the risk factors and other cautionary statements contained in this prospectus supplement, the accompanying prospectus and the documents we incorporate by reference.

Forward-looking information involves risk and uncertainties and reflects our best judgment based on current information. Our forward-looking statements are not guarantees of future performance, and we caution you not to rely unduly on them. We have based many of these forward-looking statements on expectations and assumptions about future events that may prove to be inaccurate. While our management considers these expectations and assumptions to be reasonable, they are inherently subject to significant business, economic, competitive, regulatory and other risks, contingencies and uncertainties, most of which are difficult to predict and many of which are beyond our control. In addition, other known or unknown risks and factors may affect the accuracy of our forward-looking information, including the timing to consummate the Baker Hughes acquisition; the terms and timing of divestitures undertaken to obtain required regulatory approvals; that conditions to closing of the Baker Hughes acquisition may not be satisfied or the closing of the Baker Hughes acquisition may otherwise not occur; that a regulatory approval that may be required for the Baker Hughes acquisition is not obtained or is obtained subject to conditions that are not anticipated; the diversion of management time on transaction-related issues; the ultimate timing, outcome and results of integrating the operations of Halliburton and Baker Hughes and the ultimate outcome of Halliburton’s operating efficiencies applied to Baker Hughes’s products and services; the effects of the business combination of Halliburton and Baker Hughes, including the combined company’s future financial condition, results of operations, strategy and plans; expected synergies and other benefits from the Baker Hughes acquisition and the ability of Halliburton to realize such synergies and other benefits; with respect to the Macondo well incident, final court approval of, and the satisfaction of the conditions in, Halliburton’s September 2014 settlement, including the results of any appeals of rulings in the multi-district litigation; indemnification and insurance matters; with respect to repurchases of Halliburton common stock, the continuation or suspension of the repurchase program, the amount, the timing and the trading prices of Halliburton common stock, and the availability and alternative uses of cash; changes in the demand for or price of oil and/or natural gas can be significantly impacted by weakness in the worldwide economy; consequences of audits and investigations by domestic and foreign government agencies and legislative bodies and related publicity and potential adverse proceedings by such agencies; protection of intellectual property rights and against cyber-attacks; compliance with environmental laws; changes in government regulations and regulatory requirements, particularly those related to offshore oil and natural gas exploration, radioactive sources, explosives, chemicals, hydraulic fracturing services and climate-related initiatives; compliance with laws related to income taxes and assumptions regarding the generation of future taxable income; risks of international operations, including risks relating to unsettled political conditions, war, the effects of terrorism, foreign exchange rates and controls, international trade and regulatory controls, and doing business with national oil companies; weather-related issues, including the effects of hurricanes and tropical storms; changes in capital spending by customers; delays or failures by customers to make payments owed to Halliburton; execution of long-term, fixed-price contracts; structural changes in the oil and natural gas industry; maintaining a highly skilled workforce; availability and cost of raw materials; and integration and success of acquired businesses and operations of joint ventures. Our forward-looking statements speak only as of the date of this prospectus supplement or as of the date they are made, and, except as otherwise required by applicable securities laws, we undertake no obligation to publicly update any of our forward-looking statements regardless of whether factors change as a result of new information, future events or for any other reason.

iii

SUMMARY

This summary highlights selected information from this prospectus supplement and the accompanying prospectus, but does not contain all information that may be important to you. This prospectus supplement, the accompanying prospectus and the documents incorporated by reference include descriptions of specific terms of the notes and this offering, information about our and Baker Hughes Incorporated’s (“Baker Hughes”) business and financial data. We encourage you to read this prospectus supplement and the accompanying prospectus, together with the documents incorporated by reference, in their entirety before making an investment decision.

In this prospectus supplement, we refer to Halliburton Company, together with its wholly owned and majority owned subsidiaries and its ownership interests in equity affiliates, as “Halliburton,” “we,” or “us,” unless we specifically state otherwise or the context indicates otherwise.

About Halliburton Company

Halliburton Company is one of the world’s largest diversified energy services companies. We are a leading provider of services and products to the energy industry related to the exploration, development and production of oil and natural gas. We serve major, national and independent oil and natural gas companies throughout the world and operate under two divisions, which form the basis for the two operating segments we report, the Completion and Production segment and the Drilling and Evaluation segment. We conduct business worldwide in approximately 80 countries. The business operations of our divisions are organized around four primary geographic regions: North America, Latin America, Europe/Africa/CIS, and Middle East/Asia.

We are a Delaware corporation. The address of our principal executive offices and our telephone number at that location is:

Halliburton Company

3000 North Sam Houston Parkway East

Houston, Texas 77032

(281) 871-2699

Our internet web site address is www.halliburton.com. Except for the documents expressly referenced above under “Incorporation of Certain Information by Reference” that are also posted on our web site, information contained on or accessible from our web site or any other web site is not incorporated into this prospectus supplement and does not constitute a part of this prospectus supplement.

Pending Acquisition of Baker Hughes

On November 16, 2014, we and Baker Hughes entered into a merger agreement (the “merger agreement”) under which, subject to the conditions set forth in the merger agreement, we will acquire all the outstanding shares of Baker Hughes in a stock and cash transaction (the “Baker Hughes acquisition”). We believe the Baker Hughes acquisition will create a leading global oilfield services company and combine the companies’ product and service capabilities to deliver exceptional depth and breadth of products and services to our customers. We continue to target a 2015 closing, but the closing date could move into 2016, which is allowed under the merger agreement. For more information, see “Description of the Baker Hughes Acquisition.”

About Baker Hughes Incorporated

Baker Hughes is a leading supplier of oilfield services, products, technology and systems to the worldwide oil and natural gas industry. Baker Hughes also provides industrial products and services to the downstream chemicals, and process and pipeline industries. Baker Hughes was formed as a corporation in April 1987 in connection with the combination of Baker International Corporation and Hughes Tool Company. Baker Hughes conducts its operations through subsidiaries, affiliates, ventures and alliances. Baker Hughes manages its oilfield operations through four geographic segments: North America, Latin America, Europe/Africa/Russian Caspian and Middle East/Asia Pacific. Baker Hughes operates in more than 80 countries around the world and its corporate headquarters is in Houston, Texas. As of September 30, 2015, Baker Hughes had approximately 46,000 employees.

Baker Hughes offers a full suite of products and services to its customers around the world. Baker Hughes’s oilfield products and services fall into one of two categories, Drilling and Evaluation or Completion and Production. This classification is based on two major phases of constructing an oil and/or natural gas well, the drilling phase and the completion phase, and how Baker Hughes’s products and services are utilized for each phase.

Baker Hughes also provides dedicated project solutions to its customers through its Integrated Operations group. Integrated Operations is focused on the execution of projects that have one or more of the following attributes: project management, well site supervision, well construction, intervention, third party contract management, procurement and rig management. Contracts for this business unit tend to be longer in duration, often spanning multiple years, and may include significant third party components to supplement the core products and services provided by Baker Hughes. By partnering with Integrated Operations, Baker Hughes’s customers have access to a comprehensive business solution that leverages Baker Hughes’s technical expertise, relationships with third party and rig providers and Baker Hughes’s industry leading technologies.

Baker Hughes’s Industrial Services segment consists primarily of its downstream chemicals, and process and pipeline services businesses. Downstream chemicals provides products and services that help to increase refinery production, as well as improve plant safety and equipment reliability. Process and pipeline services works to improve efficiency and reduce downtime with inspection, pre-commissioning and commissioning of new and existing pipeline systems and process plants.

Selected Historical Consolidated Financial Data of Halliburton

The selected historical consolidated financial data of Halliburton for each of the years ended December 31, 2014, 2013 and 2012, and as of December 31, 2014 and 2013 have been derived from Halliburton’s audited consolidated financial statements and related notes contained in its Annual Report on Form 10-K for the year ended December 31, 2014, which is incorporated by reference in this prospectus supplement. The selected historical consolidated financial data for the years ended December 31, 2011 and 2010 and as of December 31, 2012, 2011, and 2010 have been derived from Halliburton’s audited consolidated financial statements, which have not been incorporated by reference in this prospectus supplement. The selected historical consolidated financial data of Halliburton for the nine months ended September 30, 2015 and 2014 and as of September 30, 2015 have been derived from Halliburton’s unaudited condensed consolidated financial statements and related notes contained in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2015, which is incorporated by reference in this prospectus supplement. The information set forth below is only a summary and is not necessarily indicative of the results of future operations of Halliburton on a standalone basis or Halliburton and Baker Hughes on a combined basis following completion of the Baker Hughes acquisition, and you should read the following information together with Halliburton’s audited consolidated financial statements, the related notes and the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained in Halliburton’s Annual Report on Form 10-K for the year ended December 31, 2014, and Halliburton’s unaudited condensed consolidated financial statements, the related notes and the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained in Halliburton’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2015, which are incorporated by reference in this prospectus supplement. For more information, see “Incorporation of Certain Information By Reference” in this prospectus supplement.

	Nine Months Ended September 30,		Year Ended December 31,
Millions of dollars	2015	2014	2014	2013	2012	2011	2010
Total revenue	$18,551	$24,100	$32,870	$29,402	$28,503	$24,829	$17,973

Total operating income (loss)	$(251)	$3,798	$5,097	$3,138	$4,159	$4,737	$3,009

Income (loss) from continuing operations before income taxes	(843)	3,472	4,712	2,764	3,822	4,449	2,655
Income tax benefit (provision)	207	(939)	(1,275)	(648)	(1,235)	(1,439)	(853)

Income (loss) from continuing operations	$(636)	$2,533	$3,437	$2,116	$2,587	$3,010	$1,802

Income (loss) from discontinued operations, net	(5)	63	64	19	58	(166)	40

Net income (loss)	$(641)	$2,596	$3,501	$2,135	$2,645	$2,844	$1,842

Noncontrolling interest in net income of subsidiaries	(2)	3	(1)	(10)	(10)	(5)	(7)

Net income (loss) attributable to company	$(643)	$2,599	$3,500	$2,125	$2,635	$2,839	$1,835

Financial position:
Total assets	$30,248		$32,240	$29,223	$27,410	$23,677	$18,297
Long-term debt	7,243		7,840	7,816	4,820	4,820	3,824
Total shareholders’ equity	$15,480		$16,298	$13,615	$15,790	$13,216	$10,387

Selected Historical Consolidated Financial Data of Baker Hughes

The selected historical consolidated financial data of Baker Hughes for each of the years ended December 31, 2014, 2013 and 2012, and as of December 31, 2014 and 2013 have been derived from Baker Hughes’s audited consolidated financial statements and related notes contained in its Annual Report on Form 10-K for the year ended December 31, 2014, which is incorporated by reference in this prospectus supplement. The selected historical consolidated financial data for the years ended December 31, 2011 and 2010 and as of December 31, 2012, 2011 and 2010 have been derived from Baker Hughes’s audited consolidated financial statements, which have not been incorporated by reference in this prospectus supplement. The selected historical consolidated financial data of Baker Hughes for the nine months ended September 30, 2015 and 2014 and as of September 30, 2015 have been derived from Baker Hughes’s unaudited condensed consolidated financial statements and related notes contained in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2015, which is incorporated by reference in this prospectus supplement. The information set forth below is only a summary and is not necessarily indicative of the results of future operations of Baker Hughes on a standalone basis or Baker Hughes and Halliburton on a consolidated basis following completion of the Baker Hughes acquisition, and you should read the following information together with Baker Hughes’s audited consolidated financial statements, the related notes and the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in Baker Hughes’s Annual Report on Form 10-K for the year ended December 31, 2014, and Baker Hughes’s unaudited consolidated condensed financial statements, the related notes and the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained in Baker Hughes’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2015, which are incorporated by reference in this prospectus supplement. For more information, see “Incorporation of Certain Information By Reference” in this prospectus supplement.

	Nine Months Ended September 30,		Year Ended December 31,
In millions	2015	2014	2014	2013	2012	2011	2010
Revenue	$12,348	$17,916	$24,551	$22,364	$21,361	$19,831	$14,414

Operating income (loss)	(1,019)	1,844	2,859	1,949	2,192	2,600	1,417
Non-operating expense, net	(162)	(175)	(232)	(234)	(210)	(261)	(135)

Income (loss) before income taxes	(1,181)	1,669	2,627	1,715	1,982	2,339	1,282
Income taxes	242	(605)	(896)	(612)	(665)	(596)	(463)

Net income (loss)	(939)	1,064	1,731	1,103	1,317	1,743	819
Net income (loss) attributable to noncontrolling interests	3	(8)	(12)	(7)	(6)	(4)	(7)

Net income (loss) attributable to Baker Hughes	$(936)	$1,056	$1,719	$1,096	$1,311	$1,739	$812

Balance Sheet Data:
Total assets	$25,416		$28,827	$27,934	$26,689	$24,847	$22,986
Long-term debt	3,896		3,913	3,882	3,837	3,845	3,554
Total equity	$17,505		$18,730	$17,912	$17,268	$15,964	$14,286

Selected Unaudited Pro Forma Condensed Combined Financial Information

The following selected unaudited pro forma condensed combined statement of operations information of Halliburton for the nine months ended September 30, 2015 and the year ended December 31, 2014, is based upon the historical financial statements of Halliburton and Baker Hughes and has been prepared to give effect to the Baker Hughes acquisition as if the acquisition had been completed on January 1, 2014. The unaudited pro forma condensed combined balance sheet information of Halliburton as of September 30, 2015 is based upon the historical financial statements of Halliburton and Baker Hughes and has been prepared to give effect to the Baker Hughes acquisition as if the acquisition had been completed on September 30, 2015.

The following selected unaudited pro forma condensed combined financial information is for illustrative and informational purposes only and is not necessarily indicative of the results that might have occurred had the Baker Hughes acquisition taken place on January 1, 2014 for statements of operations purposes, and on September 30, 2015 for balance sheet purposes, and is not intended to be a projection of future results. Future results may vary significantly from the results reflected because of various factors, including those discussed in Part I, Item 1(a) “Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2014, Part I, Item 1(a) “Risk Factors” in Baker Hughes’s Annual Report on Form 10-K for the year ended December 31, 2014, Part II, Item 1(a) “Risk Factors” of Baker Hughes’s Quarterly Reports on Form 10-Q for the quarters ended March 31, 2015, June 30, 2015 and September 30, 2015 and the section entitled “Risk Factors” beginning on page S-12. The following selected unaudited pro forma condensed combined financial information does not reflect any cost savings, operating synergies or revenue enhancements that the combined company may achieve as a result of the Baker Hughes acquisition, the total expected costs to integrate the operations of Halliburton and Baker Hughes, or the total expected costs necessary to achieve such cost savings, operating synergies and revenue enhancements. In addition, the unaudited pro forma condensed combined financial information does not reflect the effect of any divestitures that may be required in connection with the Baker Hughes acquisition, including the divestitures announced in April 2015 and September 2015. See “Risk Factors—Risks Relating to the Baker Hughes Acquisition—The unaudited pro forma combined financial information included in this prospectus supplement is presented for illustrative purposes only and does not represent the actual financial position or results of operations of the combined company following the Baker Hughes acquisition. Specifically, the unaudited pro forma combined financial information does not reflect the effect of any divestitures that may be required in connection with the Baker Hughes acquisition.”

The following selected unaudited pro forma condensed combined financial information should be read in conjunction with the section entitled “Unaudited Pro Forma Condensed Combined Financial Information” and related notes included elsewhere in this prospectus supplement.

	Nine Months Ended September 30, 2015	Year Ended December 31, 2014
	(In millions except per share data)
Pro Forma Condensed Combined Statement of Operations Information:
Total revenue	$30,834	$57,340
Operating income (loss)	(1,173)	7,579
Income (loss) from continuing operations attributable to company	(1,508)	4,711
Diluted income (loss) from continuing operations per share attributable to company shareholders	$(1.12)	$3.50

As of September 30, 2015
(In millions)
Pro Forma Condensed Combined Balance Sheet Information:
Total assets	$67,514
Long-term debt	19,866
Total liabilities	33,407
Total shareholders’ equity	34,107

Summary of the Offering

Issuer	Halliburton Company

Notes Offered	$1,250,000,000 aggregate principal amount of 2.700% senior notes due 2020.

$1,250,000,000 aggregate principal amount of 3.375% senior notes due 2022.

$2,000,000,000 aggregate principal amount of 3.800% senior notes due 2025.

$1,000,000,000 aggregate principal amount of 4.850% senior notes due 2035.

$2,000,000,000 aggregate principal amount of 5.000% senior notes due 2045.

Maturity Date	Unless earlier redeemed by us:

November 15, 2020, for the 2020 notes.

November 15, 2022, for the 2022 notes.

November 15, 2025, for the 2025 notes.

November 15, 2035, for the 2035 notes.

November 15, 2045, for the 2045 notes.

Interest and Interest Payment Dates	The notes will bear interest from November 13, 2015.

The 2020 notes will bear interest at the rate of 2.700% per annum.

The 2022 notes will bear interest at the rate of 3.375% per annum.

The 2025 notes will bear interest at the rate of 3.800% per annum.

The 2035 notes will bear interest at the rate of 4.850% per annum.

The 2045 notes will bear interest at the rate of 5.000% per annum.

Interest on each series of notes will be payable semi-annually in arrears on May 15 and November 15 of each year, beginning May 15, 2016.

Special Mandatory Redemption	If we do not consummate the Baker Hughes acquisition on or prior to November 13, 2016 or, if prior to such date, the merger agreement is terminated for any reason, then, in either case, we must redeem each series of notes except for the 2025 notes, the 2035 notes and the 2045 notes, at a redemption price equal to 101% of the principal amount of the notes being redeemed, plus accrued and unpaid interest to, but excluding, the redemption date. See “Description of Notes—Special Mandatory Redemption.”

Optional Redemption	We may redeem some or all of each series of the notes at any time at the redemption prices described under “Description of Notes—Optional Redemption.”

Covenants

We will issue the notes under an indenture that contains covenants for your benefit. These covenants restrict (i) our and certain of our subsidiaries’ ability to incur indebtedness secured by mortgages and other liens or by a pledge, lien or other security interest on shares of stock or indebtedness of such subsidiaries under specified circumstances without equally and ratably securing the notes, (ii) our and certain of our subsidiaries’ ability to enter into sale and leaseback transactions and (iii) our ability to consolidate or merge with or into or sell, convey, transfer, lease or otherwise dispose of all or substantially all of our assets to any person.

No Subsidiary Guarantees	The notes will not be guaranteed by any of our subsidiaries. As a result, the notes will be structurally subordinated to all existing and future indebtedness and other liabilities of our subsidiaries, which are significant. See “Ranking” below.

Ranking	The notes are our general, senior unsecured indebtedness and rank equally with all of our existing and future senior unsecured indebtedness. The notes will effectively rank junior to any future secured indebtedness, to the extent of the value of the collateral securing such indebtedness, unless and to the extent the notes are entitled to be equally and ratably secured. As of September 30, 2015, we had an aggregate of approximately $7.9 billion of consolidated long-term debt, including current maturities, of which an immaterial amount was secured. On a pro forma basis giving effect to the Baker Hughes acquisition, and not including the notes offered hereby or any other debt incurred to finance the Baker Hughes acquisition, as of September 30, 2015, we would have had an aggregate of approximately $12.1 billion of consolidated long-term debt, including current maturities, of which an immaterial amount would have been secured. In addition, the notes will be structurally subordinated to the existing and future indebtedness and other liabilities of our subsidiaries. Excluding intercompany liabilities, as of September 30, 2015, our subsidiaries had approximately $76 million of indebtedness and approximately $4.8 billion of other liabilities and, on a pro forma basis giving effect to the Baker Hughes acquisition but not any debt incurred in connection with the financing thereof, our subsidiaries would have had approximately $4.3 billion of indebtedness and approximately $8.7 billion of other liabilities, which other liabilities in each case include primarily trade payables and accrued compensation.

Form and Denomination	Each series of notes will be represented by global notes in fully registered form, without coupons, deposited with a custodian for, and registered in the name of a nominee of, The Depository Trust Company (“DTC”). Beneficial interests in a global note will be shown on, and transfers of the global notes will be effected only through, records maintained by DTC and its participants, including Euroclear Bank S.A./N.V. (“Euroclear”) and Clearstream Banking, société anonyme (“Clearstream, Luxembourg”). See “Description of Notes—Book-Entry System.”

Governing Law	The indenture and the notes will be governed by, and construed in accordance with, the laws of the State of New York.

Risk Factors	You should read carefully the information under “Risk Factors” herein and in the documents incorporated by reference herein for a discussion of factors that you should consider before deciding to invest in the notes.

RISK FACTORS

You should consider carefully and read together the risk factors described below and incorporated by reference into this prospectus supplement, including the risk factors identified in Part I, Item 1(a) “Risk Factors” of our Annual Report on Form 10-K for the year ended December 31, 2014 and in Part I, Item 1(a) “Risk Factors” of Baker Hughes’s Annual Report on Form 10-K for the year ended December 31, 2014 and in Part II, Item 1(a) “Risk Factors” of Baker Hughes’s Quarterly Reports on Form 10-Q for the quarters ended March 31, 2015, June 30, 2015 and September 30, 2015, in addition to the other information included or incorporated by reference into this prospectus supplement and the accompanying prospectus before making an investment in the notes. Due to these risk factors, our business, financial condition or results of operations could be materially and adversely affected. In that case, the trading price of the notes could decline, and you could lose all or part of your investment.

Risks Relating to the Baker Hughes Acquisition

Our ability to complete the Baker Hughes acquisition is subject to various closing conditions, including the receipt of consents and approvals from governmental authorities, which may impose conditions that could adversely affect us or cause the Baker Hughes acquisition to be abandoned.

To complete the Baker Hughes acquisition, we and Baker Hughes must comply with various closing conditions, including making certain filings with and obtaining certain consents and approvals from various governmental and regulatory authorities.

We have not yet obtained the regulatory consents and approvals required to complete the Baker Hughes acquisition. Governmental or regulatory agencies could seek to block or challenge the Baker Hughes acquisition. Even if these regulatory consents and approvals are obtained, the governmental authorities from which these approvals are required may impose conditions on the completion of the Baker Hughes acquisition, including requiring significant divestitures, that could have an adverse effect on the combined company following the Baker Hughes acquisition. We will be unable to complete the Baker Hughes acquisition until the waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act, as amended, and the rules promulgated thereunder by the Federal Trade Commission have expired or been terminated and consents and approvals are received from the European Commission and various other governmental authorities (jointly, the “Regulatory Clearances”). Additionally, even after the statutory waiting period under the antitrust laws and even after completion of the Baker Hughes acquisition, governmental authorities could seek to block or challenge the Baker Hughes acquisition as they deem necessary or desirable in the public interest. In addition, in some jurisdictions, a competitor, customer or other third party could initiate a private action under the antitrust laws challenging or seeking to enjoin the Baker Hughes acquisition, before or after it is completed. Baker Hughes or Halliburton may not prevail and may incur significant costs in defending or settling any action under the antitrust laws. The merger agreement may require us to accept conditions from these regulators that could adversely impact the combined company. If we agree to undertake divestitures or comply with operating restrictions in order to obtain any approvals required to complete the Baker Hughes acquisition, we may be less able to realize anticipated benefits of the Baker Hughes acquisition, and the business and results of operations of the combined company after the Baker Hughes acquisition may be adversely affected. If the Regulatory Clearances are not received, or they are not received on terms that satisfy the conditions set forth in the merger agreement, then neither we nor Baker Hughes will be obligated to complete the Baker Hughes acquisition.

If we and Baker Hughes are unable to complete the Baker Hughes acquisition, we would be subject to a number of risks, including the following:

•	we would not realize the anticipated benefits of the Baker Hughes acquisition, including, among other things, increased operating efficiencies;

•	the attention of our management may have been diverted to the Baker Hughes acquisition rather than to our own operations and the pursuit of other opportunities that could have been beneficial to us;

•	the potential loss of key personnel during the pendency of the Baker Hughes acquisition as employees may experience uncertainty about their future roles with the combined company;

•	we will have been subject to certain restrictions on the conduct of our business, which may prevent us from making certain acquisitions or dispositions or pursuing certain business opportunities while the Baker Hughes acquisition is pending; and

•	the trading price of our common stock may decline to the extent that the current market prices reflect a market assumption that the Baker Hughes acquisition will be completed.

If the Baker Hughes acquisition is not completed, our ongoing businesses may be adversely affected. Under the merger agreement, we could be required, under certain circumstances, to pay Baker Hughes a termination fee of $1.5 billion or, in certain circumstances where the termination of the merger agreement is related to failures to obtain the Regulatory Clearances, $3.5 billion. If such a termination fee is payable, the payment of this fee could have material and adverse consequences to the financial condition and operations of Halliburton.

We can provide no assurance that the various closing conditions will be satisfied and that the necessary Regulatory Clearances and other approvals will be obtained, or that any required conditions will not materially adversely affect the combined company following the Baker Hughes acquisition. In addition, we can provide no assurance that these conditions will not result in the abandonment or delay of the Baker Hughes acquisition. The occurrence of any of these events individually or in combination could have a material adverse effect on our results of operations, the trading price of our common stock and your investment in the notes.

Pending litigation against us and Baker Hughes could result in an injunction preventing the consummation of the Baker Hughes acquisition or may adversely affect our business, financial condition or results of operations following the Baker Hughes acquisition.

Following the announcement of the acquisition, various lawsuits have been filed in the Court of Chancery of the State of Delaware and the U.S. District Court for the Southern District of Texas against Baker Hughes, the members of the Baker Hughes board of directors, and us, alleging breaches of various fiduciary duties by the members of the Baker Hughes board of directors during the acquisition negotiations and by entering into the merger agreement and approving the acquisition and alleging that we and Baker Hughes aided and abetted such alleged breaches of fiduciary duties. Among other remedies, the plaintiffs seek to enjoin the acquisition and rescind the merger agreement, in addition to certain unspecified damages and reimbursement of costs. We and Baker Hughes believe these suits are without merit and have vigorously defended ourselves against such claims.

On March 18, 2015, the parties to the proceeding before the Delaware Court of Chancery entered into a memorandum of understanding, which is intended to be a full and final resolution of the litigation. The memorandum of understanding is subject to various conditions, including court approval and consummation of the proposed transaction, and will be reflected in greater detail in a forthcoming definitive settlement agreement. Given that these conditions may not be satisfied, the outcome of the litigation is inherently uncertain. The defense or settlement of any lawsuit or claim that remains unresolved at the time the Baker Hughes acquisition closes may adversely affect the combined company’s business, financial condition or results of operation.

On March 23, 2015, the U.S. District Court for the Southern District of Texas dismissed without prejudice the litigation before it on plaintiffs’ motion.

Our stockholders will have a reduced ownership and voting interest after the Baker Hughes acquisition and will exercise less influence over management of the combined company.

Our stockholders currently have the right to vote for our board of directors and on other matters affecting the company. When the Baker Hughes acquisition occurs, each Baker Hughes stockholder that receives shares of our common stock will become a stockholder of ours and correspondingly, each of our stockholders will remain a stockholder of Halliburton Company with a percentage ownership of the combined company that is significantly smaller than the stockholder’s percentage ownership prior to the acquisition. Upon completion of the Baker Hughes acquisition, former Baker Hughes stockholders are expected to hold approximately 37% of our common stock. As a result of these reduced ownership percentages, our stockholders will have less influence on the management and policies of the combined company than they now have with respect to Halliburton Company.

We will incur significant transaction, acquisition-related and restructuring costs in connection with the Baker Hughes acquisition and the combined company could incur substantial expenses related to the integration of Baker Hughes.

We expect to incur costs associated with combining our operations and the operations of Baker Hughes, as well as transaction fees and other costs related to the Baker Hughes acquisition and any divestitures in connection with the Baker Hughes acquisition. Many of these costs will be borne by us even if the Baker Hughes acquisition is not completed. We will incur through completion of the Baker Hughes acquisition, and the combined company will incur following the completion of the Baker Hughes acquisition, substantial expenses in connection with integrating each company’s respective businesses, policies, procedures, operations, technologies and systems. There are a large number of systems that must be integrated, including information management, purchasing, accounting and finance, sales, billing, payroll and benefits, fixed asset and lease administration systems and regulatory compliance. Many of the expenses that will be incurred, by their nature, are difficult to estimate accurately at the present time. These expenses could, particularly in the near term, reduce the savings that we expect to achieve from the elimination of duplicative expenses and the realization of economies of scale and cost savings related to the integration of the businesses following the completion of the Baker Hughes acquisition, and accordingly, any net benefits may not be achieved in the near term or at all. These integration expenses may result in significant charges taken against earnings by us prior to completion of the Baker Hughes acquisition and by the combined company following the completion of the Baker Hughes acquisition.

The market value of our common stock could decline if large amounts of our common stock are sold following the Baker Hughes acquisition.

Following the Baker Hughes acquisition, our stockholders and former stockholders of Baker Hughes will own interests in a combined company operating an expanded business with more assets and a different mix of liabilities. Our current stockholders and the current stockholders of Baker Hughes may not wish to continue to invest in the combined company, or may wish to reduce their investment in the combined company, in order to comply with institutional investing guidelines, to increase diversification or to track any rebalancing of stock indices in which our or Baker Hughes common stock is or was included. If, following the Baker Hughes acquisition, large amounts of our common stock are sold, the price of our common stock could decline.

The Baker Hughes acquisition may not be accretive, and may be dilutive, to our earnings per share in the near term, which may negatively affect the market price of our common stock.

We anticipate that the Baker Hughes acquisition may not be accretive, and may be dilutive, to earnings per share until the end of the second calendar year after closing. This expectation is based on preliminary estimates that may materially change. In addition, future events and conditions could decrease or delay any accretion, result in dilution or cause greater dilution than is currently expected, including:

•	adverse changes in energy market conditions;

•	commodity prices for oil, natural gas and natural gas liquids;

•	production levels;

•	operating results;

•	competitive conditions;

•	laws and regulations affecting the energy business;

•	capital expenditure obligations;

•	higher than expected integration costs;

•	lower than expected synergies; and

•	general economic conditions.

Any dilution of, or decrease or delay of any accretion to, our earnings per share could cause the price of our common stock to decline.

The combined Halliburton and Baker Hughes company will record goodwill that could become impaired and adversely affect the combined company’s operating results.

The Baker Hughes acquisition will be accounted for as an acquisition by us in accordance with accounting principles generally accepted in the United States. Under the acquisition method of accounting, the assets and liabilities of Baker Hughes will be recorded, as of the Baker Hughes acquisition closing date, at their respective fair values and added to those of Halliburton. Our reported financial condition and results of operations issued after completion of the Baker Hughes acquisition will reflect Baker Hughes’s balances and results after completion of the Baker Hughes acquisition, but will not be restated retroactively to reflect the historical financial position or results of operations of Baker Hughes for periods prior to the Baker Hughes acquisition. Under the acquisition method of accounting, the total purchase price will be allocated to Baker Hughes’s tangible assets and liabilities and identifiable intangible assets based on their fair values as of the Baker Hughes acquisition closing date. The excess of the purchase price over those fair values will be recorded as goodwill. We expect that the Baker Hughes acquisition will result in the creation of goodwill based upon the application of the acquisition method of accounting. To the extent the value of goodwill or intangibles becomes impaired, the combined company may be required to incur material charges relating to such impairment. Such a potential impairment charge could have a material adverse impact on the combined company’s operating results. See “Unaudited Pro Forma Condensed Combined Financial Statements.”

The merger agreement contains provisions that limit Halliburton’s ability to pursue alternatives to the Baker Hughes acquisition, and, in certain circumstances, require Halliburton to pay a termination fee of $1.5 billion or, in certain cases related to failures to obtain required regulatory clearances, $3.5 billion to Baker Hughes.

If the Baker Hughes acquisition is not completed, the ongoing business of Halliburton may be adversely affected. Under the merger agreement, Halliburton could be required, under certain circumstances, to pay Baker Hughes a termination fee of $1.5 billion or, in certain circumstances where the termination of the merger agreement is related to failures to obtain the Regulatory Clearances, $3.5 billion. If such a termination fee is payable, the payment of this fee could have material and adverse consequences to the financial condition and operations of Halliburton.

Under the merger agreement, Halliburton is restricted from entering into alternative transactions. Unless and until the merger agreement is terminated, subject to specified exceptions, Halliburton is restricted from soliciting, initiating, knowingly encouraging or facilitating, or negotiating, any inquiry, proposal or offer for an alternative proposal with any person. These provisions could discourage a third party that may have an interest in acquiring all or a significant part of Halliburton from considering or proposing that acquisition, even if such third party were prepared to pay consideration with a higher per share cash or market value than that market value proposed to be received or realized in the Baker Hughes acquisition, or might result in a potential competing acquirer proposing to pay a lower price than it would otherwise have proposed to pay because of the added expense of the termination fee that may become payable in certain circumstances. As a result of these restrictions, Halliburton may not be able to enter into an agreement with respect to a more favorable alternative transaction without incurring potentially significant liability to Baker Hughes.

The pendency of the Baker Hughes acquisition could adversely affect us.

In connection with the pending Baker Hughes acquisition, some of our suppliers and customers may delay or defer sales and purchasing decisions, which could negatively impact revenues, earnings and cash flows regardless of whether the Baker Hughes acquisition is completed. We have agreed in the merger agreement to refrain from taking certain actions with respect to our business and financial affairs during the pendency of the Baker Hughes acquisition, which restrictions could be in place for an extended period of time if completion of the Baker Hughes acquisition is delayed and could adversely impact our financial condition, results of operations or cash flows.

The combined Halliburton and Baker Hughes enterprise’s indebtedness following the Baker Hughes acquisition will be greater than Halliburton’s existing indebtedness. Therefore, it may be more difficult for the combined enterprise to pay or refinance its debts or take other actions, and the combined enterprise may need to divert its cash flow from operations to debt service payments.

In connection with the Baker Hughes acquisition, we will assume the debt of Baker Hughes and issue the notes offered hereby to pay a portion of the merger consideration and transaction expenses, which will result in an increase of the indebtedness of the combined enterprise. We intend to either use cash on hand or incur additional unsecured debt in order to pay the difference between the net proceeds received from the issuance of the notes offered hereby and the cash consideration component of the Baker Hughes acquisition and related fees and expenses (assuming the difference is financed through additional unsecured debt, such unsecured debt when aggregated with the notes offered hereby would total approximately $8.5 billion of debt financing). Halliburton’s total liabilities as of September 30, 2015 were approximately $14.8 billion, including $7.9 billion of consolidated long-term debt, including current maturities. Baker Hughes’s total liabilities as of September 30, 2015 were approximately $7.9 billion, including $4.1 billion of consolidated long-term debt, including current maturities. On a pro forma basis giving effect to the Baker Hughes acquisition, and not including the notes offered hereby or any additional debt we may incur in connection with the Baker Hughes acquisition, we would have had $24.9 billion of total liabilities, including $12.1 billion of consolidated long-term debt, including current maturities, as of September 30, 2015. The combined enterprise’s debt service obligations with respect to this increased indebtedness could have an adverse impact on its earnings and cash flows, which after the Baker Hughes acquisition would include the earnings and cash flows of Baker Hughes, for as long as the indebtedness is outstanding.

The combined enterprise’s increased indebtedness could have other important consequences. For example, it could:

•	make it more difficult for the combined enterprise to pay or refinance its debts as they become due during adverse economic and industry conditions because any decrease in revenues could cause the combined enterprise to not have sufficient cash flows from operations to make its scheduled debt payments;

•	limit the combined enterprise’s flexibility to pursue other strategic opportunities or react to changes in its business and the industry in which it operates and, consequently, place the combined enterprise at a competitive disadvantage to its competitors with less debt;

•	require a substantial portion of the combined enterprise’s cash flows from operations to be used for debt service payments, thereby reducing the availability of its cash flow to fund working capital, capital expenditures, acquisitions, dividend payments and other general corporate purposes;

•	result in a downgrade in the rating of our and Baker Hughes’s indebtedness, which could limit our ability to borrow additional funds and increase the interest rates applicable to our and Baker Hughes’s indebtedness and result in a change of control under Baker Hughes’s 6% Senior Notes due 2018 ($250.0 million aggregate principal amount), to the extent such notes were to be rated below investment grade within a specified time after the completion of the Baker Hughes acquisition, which would require an offer to repurchase such notes at 101% of their principal;

•	result in higher interest expense in the event of increases in interest rates since some of our borrowings are, and will continue to be, at variable rates of interest; or

•	require the combined enterprise to repatriate foreign earnings to meet liquidity demands, resulting in a tax payment that may not be accrued for.

Based upon current levels of operations, we expect the combined enterprise to be able to generate sufficient cash on a consolidated basis to make all of the principal and interest payments when such payments are due under our existing credit facilities, indentures and other instruments governing our outstanding indebtedness, and the indebtedness of Baker Hughes that we expect to remain outstanding after the Baker Hughes acquisition, but there can be no assurance that the combined enterprise will be able to repay or refinance such borrowings and obligations.

Following the Baker Hughes acquisition, the combined company may encounter difficulties in integrating Halliburton’s and Baker Hughes’s businesses and realizing the anticipated benefits of the Baker Hughes acquisition.

The Baker Hughes acquisition involves the combination of two companies which currently operate as independent public companies. The combined company will be required to devote management attention and resources to integrating its business practices and operations, and prior to the Baker Hughes acquisition, management attention and resources will be required to plan for such integration. Potential difficulties the combined company may encounter in the integration process include the following:

•	the inability to successfully integrate the respective businesses of the two companies in a manner that permits the combined company to achieve the cost savings and operating synergies anticipated to result from the Baker Hughes acquisition, which could result in the anticipated benefits of the Baker Hughes acquisition not being realized partly or wholly in the time frame currently anticipated or at all;

•	lost sales and customers as a result of certain customers of either or both of the two companies deciding not to do business with the combined company, or deciding to decrease their amount of business in order to reduce their reliance on a single company;

•	integrating personnel from the two companies while maintaining focus on providing consistent, high quality products and services;

•	potential unknown liabilities and unforeseen increased expenses, delays or regulatory conditions associated with the Baker Hughes acquisition; and

•	performance shortfalls at one or both of the two companies as a result of the diversion of management’s attention caused by completing the Baker Hughes acquisition and integrating the companies’ operations.

The unaudited pro forma combined financial information included in this prospectus supplement is presented for illustrative purposes only and does not represent the actual financial position or results of operations of the combined company following the Baker Hughes acquisition. Specifically, the unaudited pro forma combined financial information does not reflect the effect of any divestitures that may be required in connection with the Baker Hughes acquisition.

The unaudited pro forma combined financial information contained in this prospectus supplement is presented for illustrative purposes only, contains a variety of adjustments, assumptions and preliminary estimates and does not represent the actual financial position or results of operations of the combined company following the Baker Hughes acquisition for several reasons. Specifically, the unaudited pro forma combined financial information does not reflect the effect of any divestitures that may be required in connection with the Baker Hughes acquisition, including the divestitures announced in April 2015 and September 2015. The unaudited pro forma condensed combined financial information also does not reflect any cost savings, operating synergies or revenue enhancements that the combined company may achieve as a result of the acquisition, the total expected costs to integrate the operations of Halliburton and Baker Hughes, or the total expected costs necessary to achieve such cost savings, operating synergies and revenue enhancements. The actual financial positions and results of operations of the combined company following the Baker Hughes acquisition may not be consistent with, or evident from, the unaudited pro forma combined financial information included in this prospectus supplement. In addition, the assumptions used in preparing the unaudited pro forma combined financial information included in this prospectus supplement may not prove to be accurate and may be affected by other factors. Similarly, since the businesses that Halliburton and Baker Hughes have proposed to divest have not been operated as independent businesses or segments, the amounts presented herein with respect to the proposed divestitures have been prepared based on certain assumptions and estimates of cost allocations. The actual amount of revenues and costs allocated to these businesses may differ from the estimated amounts and therefore the actual amounts and results may be materially different from those presented herein. In addition, any significant changes in the share price of Halliburton may cause a significant change in the purchase price and the pro forma financial information. See “Unaudited Pro Forma Condensed Combined Financial Statements.”

Risks Relating to the Notes

Our financial condition is dependent on the earnings of our subsidiaries.

We are a holding company and our assets consist primarily of direct and indirect ownership interests in, and our business is conducted substantially through, our subsidiaries. We rely primarily on dividends or other distributions from our subsidiaries to meet our obligations for payment of principal and interest on our outstanding debt obligations and corporate expenses. Consequently, our ability to repay our debt, including the notes, depends on the earnings of our subsidiaries, as well as our ability to receive funds from our subsidiaries through dividends or other payments or distributions. The ability of our subsidiaries to pay dividends, repay intercompany debt or make other advances to us is subject to restrictions imposed by applicable laws (including bankruptcy laws), tax considerations and the terms of agreements governing our subsidiaries. Our foreign subsidiaries in particular may be subject to currency controls, repatriation restrictions, withholding obligations on payments to us, and other limits. If we do not receive such funds from our subsidiaries, we may be unable to pay interest or principal on the notes when due.

The notes will be effectively junior to all secured indebtedness unless they are entitled to be equally and ratably secured.

The notes are our unsecured obligations and rank equally with all our other unsecured indebtedness. However, the notes will be effectively subordinated to any of our secured debt to the extent of the value of the collateral securing such debt. The indenture governing the notes permits us to incur Secured Debt (as defined under “Description of the Debt Securities—Definitions” in the accompanying prospectus) if such Secured Debt together with any of our other Secured Debt and the aggregate value of certain sale and leaseback transactions does not exceed 5% of our Consolidated Net Tangible Assets (as defined under “Description of the Debt Securities—Definitions” in the accompanying prospectus) and also permits to exist certain other permitted liens, mortgages and encumbrances before the notes will be entitled to equal and ratable security. In addition, our outstanding senior notes will, and certain new issuances may, be entitled to be secured on the same basis as the notes.

In the event that we are declared bankrupt, become insolvent or are liquidated or reorganized, any secured debt will be entitled to be paid in full from the proceeds of the collateral securing such debt before any payment from such proceeds may be made with respect to the notes. Holders of the notes will participate ratably with all holders of our unsecured indebtedness that is deemed to be of the same ranking as the notes, and potentially with all of our other general creditors, based upon the respective amounts owed to each holder or creditor, in our remaining assets. In any of the foregoing events, we may not have sufficient assets to pay amounts due on the notes. As a result, holders of the notes may receive less, ratably, than holders of secured indebtedness, if any.

Because we are a holding company, the notes are structurally subordinated to all of the indebtedness of our subsidiaries.

The notes are our general unsecured obligations and are not guaranteed by any of our subsidiaries. We are a legal entity separate and distinct from our subsidiaries, and holders of the notes will be able to look only to us for payments on the notes. In addition, because we are a holding company, our right to participate in any distribution of assets of any subsidiary upon its liquidation, reorganization or similar event, and the ability of holders of the notes to benefit indirectly from that kind of distribution, is subject to the prior claims of creditors of that subsidiary, except to the extent that we are recognized as a creditor of that subsidiary. The indenture governing the notes will not limit the amount of unsecured indebtedness that our subsidiaries may incur and will only have certain limitations on the ability of our subsidiaries to incur secured indebtedness. See “Description of the Debt Securities” in the accompanying prospectus. All obligations of our subsidiaries will have to be satisfied before any of the assets of such subsidiaries would be available for distribution, upon a liquidation, reorganization or similar event, to us. Excluding intercompany liabilities, as of September 30, 2015, our subsidiaries had approximately $76 million of indebtedness and approximately $4.8 billion of other liabilities consisting primarily of trade payables and accrued compensation and, on a pro forma basis giving effect to the Baker Hughes acquisition but not any debt incurred in connection with the financing thereof, our subsidiaries would have had approximately $4.3 billion of indebtedness and approximately $8.7 billion of other liabilities, including primarily trade payables and accrued compensation. We also have joint ventures and subsidiaries in which we own less than 100% of the equity so that, in addition to the structurally senior claims of creditors of those entities, the equity interests of our joint venture partners or other shareholders in any dividend or other distribution made by these entities would need to be satisfied on a proportionate basis with us. These joint ventures and less than wholly owned subsidiaries may also be subject to restrictions on their ability to distribute cash to us in their financing or other agreements and, as a result, we may not be able to access their cash flow to service our debt obligations, including in respect of the notes. Accordingly, the notes are structurally subordinated to all existing and future liabilities of our subsidiaries and all liabilities of any of our future subsidiaries.

We may incur additional indebtedness ranking equal to the notes.

The indenture governing the notes will not restrict our ability to incur additional indebtedness. If we incur any additional debt that ranks equally with the notes, including trade payables, the holders of that debt will be entitled to share ratably with you in any proceeds distributed in connection with any insolvency, liquidation, reorganization, dissolution or other winding-up of us. This may have the effect of reducing the amount of any payments to you. In addition, we intend to either use cash on hand or incur additional unsecured debt in order to pay the difference between the net proceeds received from the issuance of the notes offered hereby and the cash consideration component of the Baker Hughes acquisition and related fees and expenses (assuming the difference is financed through additional unsecured debt, such unsecured debt when aggregated with the notes offered hereby would total approximately $8.5 billion of debt financing).

There is no established trading market for the notes and there may never be one.

Each series of notes is a new issue of securities for which currently there is no established trading market. We do not currently intend to apply for listing of the notes on any securities exchange. The liquidity of any market for the notes will depend on the number of holders of the notes, the interest of securities dealers in making a market in the notes and other factors. Accordingly, we cannot assure you as to the development of liquidity of any market for the notes. Further, if markets were to develop, the market prices for the notes may be adversely affected by changes in our financial performance, changes in the overall market for similar securities and performance or prospects for companies in our industry.

In the event of a special mandatory redemption, holders of the notes (other than the 2025 notes, the 2035 notes and the 2045 notes) may not obtain the expected return on such notes. Between the time of the issuance of the notes and the consummation of the Baker Hughes acquisition, we and Baker Hughes may agree to modify or waive the terms or conditions of the merger agreement without consent of the holders of the notes.

If the Baker Hughes acquisition is not completed on or prior to November 13, 2016, or, if prior to such date, the merger agreement is terminated for any reason, we will be required to redeem each series of the notes, except for the 2025 notes, the 2035 notes and the 2045 notes, on the special mandatory redemption date at a redemption price equal to 101% of the aggregate principal amount of the notes being redeemed plus accrued and unpaid interest, if any, to, but excluding, the special mandatory redemption date. See “Description of Notes—Special Mandatory Redemption.”

The proceeds of this offering will not be deposited into an escrow account pending any special mandatory redemption. Our ability to pay the redemption price to holders of the applicable notes in connection with a special mandatory redemption may be limited by our then-existing financial resources, and sufficient funds may not be available when necessary to make any required purchases of the applicable notes following a special mandatory redemption event. In addition, even if we are able to redeem each applicable series of notes pursuant to a special mandatory redemption, holders of such series of notes may not obtain their expected return on such notes and may not be able to reinvest the proceeds from such special mandatory redemption in an investment that results in a comparable return. Further, as a result of the special mandatory redemption provisions of the notes, the trading prices of the notes between the date of issuance and the consummation of the Baker Hughes acquisition may not reflect the financial results of our business or macroeconomic factors and may be limited based on the special mandatory redemption price.

The holders of the 2025 notes, the 2035 notes and the 2045 notes will not have any right to require us to repurchase their notes regardless of whether the Baker Hughes acquisition is consummated and holders of the other series of notes will not have any right to require us to repurchase the notes following completion of the Baker Hughes acquisition. Furthermore, between the closing of this offering and the closing of the Baker Hughes acquisition, we could experience changes in our business or financial condition, or the terms of the Baker Hughes acquisition or the financing thereof could change, including due to amendments or waivers under the merger agreement and holders of the notes will not have any consent or repurchase rights in such circumstances.

Redemption may adversely affect your return on the notes.

Each series of notes are redeemable at any time at our option, and therefore we may choose to redeem some or all of the notes of any series, including at times when prevailing interest rates are relatively low. As a result, you may not be able to reinvest the proceeds you receive from the redemption in a comparable security at an effective interest rate as high as the interest rate on your notes being redeemed.

DESCRIPTION OF THE BAKER HUGHES ACQUISITION

The following description of the merger agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the merger agreement, which is included as Exhibit 2.1 to our Current Report on Form 8-K filed on November 18, 2014.

On November 16, 2014, we and Baker Hughes entered into a merger agreement under which, subject to the conditions set forth in the merger agreement, we will acquire all the outstanding shares of Baker Hughes in a stock and cash transaction. Under the terms of the merger agreement, at the effective time of the Baker Hughes acquisition, each issued and outstanding share of Baker Hughes common stock will be converted into the right to receive 1.12 shares of Halliburton common stock and $19.00 in cash.

The merger agreement has been unanimously approved by both companies’ Board of Directors, our stockholders have approved the issuance of shares necessary to complete the Baker Hughes acquisition, and Baker Hughes’s stockholders have adopted the merger agreement and thereby approved the Baker Hughes acquisition. We have announced some of our and Baker Hughes’s businesses that will be marketed for sale to facilitate the competition authorities’ approvals of the pending transaction. Halliburton continues to target closing the acquisition in 2015, although the merger agreement provides that the closing can be extended into 2016 if all conditions to closing have been satisfied except for antitrust approvals or the absence of an antitrust-related injunction and except for conditions that by their nature cannot be satisfied until the closing.

The completion of the Baker Hughes acquisition is subject to various conditions. There can be no assurance as to whether or when all of the conditions will be satisfied or, where permissible, waived. Each party’s obligation to complete the Baker Hughes acquisition is subject to the satisfaction or, to the extent permitted by law, waiver of the following conditions: (1) clearances and approvals under the rules of antitrust and competition law authorities in various jurisdictions agreed upon among the parties, including the United States and the European Union; (2) the absence of any law or order prohibiting the consummation of the Baker Hughes acquisition; (3) the approval for listing on the New York Stock Exchange of the shares of Halliburton common stock issuable to Baker Hughes stockholders pursuant to the merger agreement; (4) the accuracy of the representations and warranties of the other party in the merger agreement, subject to the material adverse effect standard provided in the merger agreement, with specified exceptions; (5) performance by the other party in all material respects of all of its respective obligations required to be performed or complied with under the merger agreement; and (6) the receipt of an opinion from such party’s counsel to the effect that, for United States federal income tax purposes, the Baker Hughes acquisition will constitute a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code and that each of Halliburton and Baker Hughes will be “a party to the reorganization” within the meaning of Section 368(b) of the Internal Revenue Code.

Halliburton has agreed to take any action, including with respect to any request that assets, businesses or product lines be divested or held separate or subject to conduct remedies, limitations or other actions, as may be necessary to resolve such objections, if any, that the Federal Trade Commission, the Department of Justice, the European Commission, state antitrust enforcement authorities or competition authorities of any other nation or other jurisdiction, may assert in connection with obtaining antitrust clearance for the Baker Hughes acquisition so as to enable the closing of the Baker Hughes acquisition to occur as soon as reasonably possible (and in any event no later than the Termination Date (as defined below)). Halliburton, however, is not required (although it could so choose) to divest or hold separate, or agree to any conduct remedy or similar antitrust action regarding, any assets, businesses or product lines if such assets, businesses or product lines accounted for, in the aggregate, more than $7.5 billion of 2013 revenue. If reaching agreement with the antitrust authorities would require Halliburton to divest or take other action regarding assets, businesses or product lines in excess of $7.5 billion of 2013 revenue, Halliburton has the option to either divest or take other action with respect to the larger amount or continue to attempt to obtain approval of the antitrust authorities until the Termination Date. In April and September 2015, we and Baker Hughes announced decisions to market for sale certain of our respective assets. For information on the proposed divestitures, see “Unaudited Pro Forma Condensed Combined Financial Statements.”

The parties may terminate the merger agreement (1) by mutual written consent; (2) if the closing has not occurred on or before December 16, 2015 (the “Termination Date”), as agreed by the parties pursuant to a notice of extension dated September 25, 2015 (subject to further extension by either party one or more times to a date no later than April 30, 2016 if all conditions have been satisfied except for antitrust approvals or the absence of an antitrust-related injunction and except for conditions that by their nature cannot be satisfied until the closing), provided that the party seeking to terminate the merger agreement did not proximately cause the failure of the consummation of the Baker Hughes acquisition; (3) if a governmental authority has issued a law, injunction, judgment, order or decree which prohibits or enjoins the Baker Hughes acquisition and which shall have become permanent, final and nonappealable, provided that the party seeking to terminate the merger agreement shall have complied with its obligations to resist, lift or resolve such law, injunction, judgment, order or decree and is not then in breach of any representation, warranty, covenant or other agreement in the merger agreement such that the condition to closing relating thereto is incapable of being satisfied; or (4) due to material breaches of representations, warranties or obligations by the other party (if not cured within 30 days of notice of such breach). Halliburton may terminate the merger agreement if Baker Hughes breaches in any material respect its covenant not to solicit alternative transaction proposals. Baker Hughes may terminate the merger agreement if Halliburton breaches in any material respect its covenant not to solicit alternative transaction proposals.

In the event of a termination of the merger agreement under certain circumstances, Halliburton or Baker Hughes may be required to pay a termination fee to the other. Halliburton would be required to pay to Baker Hughes a termination fee of $1.5 billion if the merger agreement is terminated by Halliburton in order to enter into a definitive agreement with a third party in connection with a superior proposal. Baker Hughes would be required to pay to Halliburton a termination fee of $1 billion if the merger agreement is terminated by Baker Hughes in order to enter into a definitive agreement with a third party in connection with a superior proposal. Halliburton is also required to pay Baker Hughes a termination fee of $3.5 billion if the merger agreement is terminated (1) by either party as a result of any antitrust-related final, nonappealable order or injunction prohibiting the closing; (2) by Baker Hughes as a result of material breach of Halliburton’s antitrust-related covenants such that the antitrust-related condition is incapable of being satisfied; or (3) by either party as a result of the closing failing to occur on or before the Termination Date, as it may be extended due to the antitrust-related condition not being satisfied.

USE OF PROCEEDS

We estimate that the net proceeds we will receive from the sale of the notes in this offering will be approximately $7.4 billion, after deducting underwriting discounts and our expenses of the offering. We intend to use the net proceeds of this offering for general corporate purposes, including to finance a portion of the cash consideration component of our pending Baker Hughes acquisition and to pay related fees and expenses. In the event that the Baker Hughes acquisition is not consummated, we intend to use the net proceeds from the sale of the 2025 notes, the 2035 notes and the 2045 notes for general corporate purposes, including payment of fees and expenses relating to the termination of the merger agreement. Pending the application of the net proceeds to finance the Baker Hughes acquisition, we may temporarily invest the net proceeds in cash equivalents or short-term investments. This offering is not contingent on the consummation of the Baker Hughes acquisition. See “Summary—Pending Acquisition of Baker Hughes” and “Description of the Baker Hughes Acquisition.”

Based on the number of shares of Baker Hughes common stock outstanding as of October 15, 2015, and the number of shares of Baker Hughes common stock underlying equity awards outstanding as of October 15, 2015, and based on the assumption that no options to purchase Baker Hughes common stock will be exercised prior to completion of the Baker Hughes acquisition, at the closing of the Baker Hughes acquisition Halliburton will issue approximately 492 million shares of Halliburton common stock and will pay approximately $8.3 billion in cash to Baker Hughes stockholders. This amount will be adjusted depending on the actual number of shares of Baker Hughes common stock and equity-based awards outstanding at the effective time of the Baker Hughes acquisition. We intend to either use cash on hand or incur additional unsecured debt in order to pay the difference between the net proceeds received from the issuance of the notes offered hereby and the cash consideration component of the Baker Hughes acquisition and related fees and expenses. See “Unaudited Pro Forma Condensed Combined Financial Statements.”

CAPITALIZATION

The following table sets forth our consolidated cash and equivalents and our capitalization as of September 30, 2015 on (i) a historical basis, (ii) an as adjusted basis to give effect to the 2025 notes, the 2035 notes and the 2045 notes (which will remain outstanding even if the Baker Hughes acquisition is not consummated) after deducting underwriting discounts but not other offering expenses, and not the use of proceeds therefrom and (iii) an as further adjusted basis to give effect to the issuance of all the notes, the application of our net proceeds from this offering to fund a portion of the cash consideration component of the Baker Hughes acquisition as described in “Use of Proceeds” and the consummation of the Baker Hughes acquisition (excluding acquisition-related expenses), including an increase in common stock resulting from the issuance of approximately 492 million new shares of Halliburton common stock. In addition to the sections captioned “Use of Proceeds” and “Unaudited Pro Forma Condensed Combined Financial Statements” you should read the data set forth in the table below in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” incorporated by reference into this prospectus supplement from our and Baker Hughes’s Annual Reports on Form 10-K for the year ended December 31, 2014 and our and Baker Hughes’s Quarterly Reports on Form 10-Q for the quarters ended March 31, 2015, June 30, 2015 and September 30, 2015 and our and Baker Hughes’s financial statements and the accompanying notes incorporated by reference into this prospectus supplement.

	As of September 30, 2015
	Historical	As Adjusted	As Further Adjusted
	(in millions of dollars and shares)
Cash and equivalents	$2,249 (a)	$7,174	$3,386	(b)

Long-Term Debt:
Halliburton
Outstanding senior notes and debentures	7,818	7,818	7,818
2.700% senior notes due 2020 offered hereby	—	—	1,247
3.375% senior notes due 2022 offered hereby	—	—	1,249
3.800% senior notes due 2025 offered hereby	—	1,994	1,994
4.850% senior notes due 2035 offered hereby	—	1,000	1,000
5.000% senior notes due 2045 offered hereby	—	1,999	1,999
Revolving credit facility, maturing in July 2020(c)	—	—	—
Other	73	73	73

Baker Hughes(d)
Outstanding notes and debentures	—	—	3,772
Revolving credit facility, maturing in September 2016(e)	—	—	—
Other	—	—	480

Total Long-Term Debt	7,891	12,884	19,632	(b)

Less current portion	648	648	777

Total Long-Term Debt, less current portion	7,243	12,236	18,855	(b)
Shareholders’ Equity:
Common shares, par value $2.50 per share—authorized 2,000 shares, issued 1,071 shares, historical and as adjusted, and 1,563 shares as further adjusted	2,677	2,677	3,907
Paid-in capital in excess of par value	243	243	17,658
Accumulated other comprehensive loss	(451)	(451)	(451)
Retained earnings	20,706	20,706	20,597
Treasury stock, at cost—216 shares	(7,727)	(7,727)	(7,727)

Company shareholders’ equity	15,448	15,448	33,984

Noncontrolling interest in consolidated subsidiaries	32	32	123

Total shareholders’ equity	15,480	15,480	34,107

Total Capitalization	$23,371	$28,364	$53,739	(b)

(a)	As of September 30, 2015, we also held investments in fixed income securities of approximately $89 million.

(b)	We intend to either use cash on hand or incur additional unsecured debt in order to pay the difference between the net proceeds received from the issuance of the notes offered hereby and the cash consideration component of the Baker Hughes acquisition and related fees and expenses (assuming the difference is financed through additional unsecured debt, such unsecured debt when aggregated with the notes offered hereby would total approximately $8.5 billion of debt financing). The As Further Adjusted presentation assumes we use cash on hand to fund such difference. To the extent we incur additional debt to fund all or a portion of such difference, As Further Adjusted cash and equivalents, total long-term debt, total long-term debt, less current portion and total capitalization would increase by such difference. See “Unaudited Pro Forma Condensed Combined Financial Statements.”
(c)	In July 2015, we entered into a new five-year revolving credit agreement, with an initial capacity of $3.0 billion, increasing to $4.5 billion upon closing of the Baker Hughes acquisition and satisfaction of the conditions provided in the credit agreement as further described under “Description of Other Indebtedness—Revolving credit agreement.” As of October 27, 2015, we had available borrowing capacity under the revolving credit agreement of $3.0 billion.
(d)	Certain adjustments have been made to Baker Hughes amounts to conform to the presentation used in the unaudited pro forma condensed combined financial statements. Please see “Unaudited Pro Forma Condensed Combined Financial Statements” for further discussion of these adjustments. Baker Hughes’s historical total long-term debt, including current maturities, as reflected on its balance sheet as of September 30, 2015 was $4.1 billion.
(e)	In 2011, Baker Hughes entered into a revolving credit agreement maturing in September 2016, with a capacity of $2.5 billion. As of September 30, 2015, Baker Hughes had available borrowing capacity under its revolving credit agreement of $2.5 billion. We intend to terminate Baker Hughes’s credit agreement upon the closing of the Baker Hughes acquisition.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

On November 16, 2014, Halliburton Company (“Halliburton”) and Baker Hughes Incorporated (“Baker Hughes”) entered into a merger agreement under which, subject to the conditions set forth in the merger agreement, Baker Hughes will merge with and into Red Tiger LLC, a wholly owned subsidiary of Halliburton. As a result, Red Tiger LLC will continue to exist as a wholly owned subsidiary of Halliburton. Under the terms of the merger agreement, at the effective time of the acquisition, each share of Baker Hughes common stock (other than dissenting shares and other than shares held in Baker Hughes’s treasury or owned by Halliburton or any subsidiary of Baker Hughes or Halliburton, which will be cancelled for no consideration) will be converted into the right to receive 1.12 shares of Halliburton common stock and $19.00 in cash, with cash paid in lieu of fractional shares. Halliburton intends to finance the cash portion of the acquisition through a combination of cash on hand, if necessary, and debt financing.

The unaudited pro forma condensed combined statements of operations for the nine months ended September 30, 2015 and the year ended December 31, 2014 combines the historical consolidated statements of operations of Halliburton and Baker Hughes, giving effect to the acquisition as if it had occurred on January 1, 2014. The unaudited pro forma condensed combined balance sheet as of September 30, 2015 combines the historical consolidated balance sheets of Halliburton and Baker Hughes, giving effect to the acquisition as if it had occurred on September 30, 2015. The historical consolidated financial information has been adjusted in the unaudited pro forma condensed combined financial statements to give effect to pro forma events that are (i) directly attributable to the acquisition, (ii) factually supportable, and (iii) with respect to the statements of operations, expected to have a continuing impact on the combined results.

The unaudited pro forma condensed combined financial statements should be read in conjunction with (i) the accompanying notes to the unaudited pro forma condensed combined financial statements; (ii) the historical financial statements of Halliburton and the accompanying notes in Halliburton’s Quarterly Report on Form 10-Q for the nine months ended September 30, 2015 and Halliburton’s Annual Report on Form 10-K for the year ended December 31, 2014 and (iii) the historical financial statements of Baker Hughes and the accompanying notes in Baker Hughes’s Quarterly Report on Form 10-Q for the nine months ended September 30, 2015 and Baker Hughes’s Annual Report on Form 10-K for the year ended December 31, 2014.

The unaudited pro forma condensed combined financial statements have been presented for informational purposes only. The pro forma information is not necessarily indicative of what the combined company’s financial position or results of operations actually would have been had the acquisition been completed as of the dates indicated. Since the unaudited pro forma condensed combined financial statements have been prepared based on preliminary estimates, the final amounts recorded at the date of the acquisition may differ materially from the information presented. These estimates are subject to change pending further review of the assets acquired and liabilities assumed. In addition, the unaudited pro forma condensed combined financial information does not intend to project the future financial position or operating results of the combined company. Similarly, since the businesses that Halliburton and Baker Hughes have proposed to divest have not been operated as independent businesses or segments, the amounts presented below with respect to the proposed divestitures have been prepared based on certain assumptions and estimates of cost allocations. The actual amount of revenues and costs allocated to these businesses may differ from the estimated amounts and therefore the actual amounts and results may be materially different from those presented below.

HALLIBURTON COMPANY

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

As of September 30, 2015

(In millions)

	Historical
	Halliburton	Baker Hughes	Pro Forma Adjustments			Pro Forma Combined
Assets
Current assets:
Cash and equivalents	$2,249	$2,043	$(10)	(a	)	$4,282
Receivables, net	5,791	3,518	(23)	(b	)	9,286
Inventories, net	2,692	3,262				5,954
Assets held for sale	2,082	—				2,082
Other current assets	2,105	763				2,868

Total current assets	14,919	9,586	(33)			24,472

Property, plant, and equipment, net	11,018	8,026	803	(c	)	19,847
Goodwill	2,124	6,075	6,318	(d	)	14,517
Other assets	2,187	1,729	4,762	(e	)	8,678

Total assets	$30,248	$25,416	$11,850			$67,514

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	$2,193	$1,480	$(23)	(b	)	$3,650
Accrued employee compensation and benefits	871	795	94	(f	)	1,760
Current maturities of long-term debt	648	156	(27)	(k	)	777
Loss contingency for Macondo well incident	400	—				400
Other current liabilities	1,591	487	27	(k	)	2,105

Total current liabilities	5,703	2,918	71			8,692

Long-term debt	7,243	3,896	8,851	(g	)	19,866
			(124)	(k	)
Loss contingency for Macondo well incident	72	—				72
Employee compensation and benefits	576	624				1,200
Other liabilities	1,174	473	1,806	(h	)	3,577
			124	(k	)

Total liabilities	$14,768	$7,911	$10,728			$33,407

Shareholders’ equity:
Common stock	$2,677	$436	$794	(i	)	$3,907
Paid-in capital in excess of par value	243	7,192	10,223	(i	)	17,658
Accumulated other comprehensive loss	(451)	(925)	925	(i	)	(451)
Retained earnings	20,706	10,720	(10,829)	(i	)	20,597
Treasury stock	(7,727)	(9)	9	(i	)	(7,727)

Company shareholders’ equity	15,448	17,414	1,122			33,984
Noncontrolling interest in consolidated subsidiaries	32	91				123

Total shareholders’ equity	15,480	17,505	1,122			34,107

Total liabilities and shareholders’ equity	$30,248	$25,416	$11,850			$67,514

See notes to unaudited pro forma condensed combined financial statements

HALLIBURTON COMPANY

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

For the Nine Months Ended September 30, 2015

(In millions of dollars and shares except per share data)

	Historical
	Halliburton	Baker Hughes	Pro Forma Adjustments			Pro Forma Combined
Revenue:
Services	$13,830	$8,026	$(65)	(j	)	$21,791
Product sales	4,721	4,322				9,043

Total revenue	18,551	12,348	(65)			30,834

Operating costs and expenses:
Cost of services	12,706	7,637	175	(j	)	21,113
			595	(k	)
Cost of sales	3,851	3,723	438	(k	)	8,012
Impairment and other charges	1,895	747				2,642
Baker Hughes acquisition-related costs	203	—	(203)	(l	)	—
General and administrative	147	896	(134)	(l	)	240
			(669)	(k	)
Research and engineering	—	377	(377)	(k	)	—
Litigation settlements	—	(13)	13	(k	)	—

Total operating costs and expenses	18,802	13,367	(162)			32,007

Operating income (loss)	(251)	(1,019)	97			(1,173)
Interest expense, net of interest income	(311)	(162)	(214)	(m	)	(687)
Other, net	(281)	—				(281)

Income (loss) from continuing operations before income taxes	(843)	(1,181)	(117)			(2,141)
Income tax benefit	207	242	183	(n	)	632

Income (loss) from continuing operations	(636)	(939)	66			(1,509)
Income (loss) attributable to noncontrolling interest	(2)	3				1
Income (loss) from continuing operations attributable to company	$(638)	$(936)	$66			$(1,508)

Income (loss) from continuing operations per share attributable to company shareholders:
Basic	$(0.75)	$(2.13)				$(1.12)
Diluted	$(0.75)	$(2.13)				$(1.12)
Weighted average common shares outstanding
Basic	852	438	57	(o	)	1,347
Diluted	852	438	57	(o	)	1,347

See notes to unaudited pro forma condensed combined financial statements

HALLIBURTON COMPANY

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

For the Year Ended December 31, 2014

(In millions of dollars and shares except per share data)

	Historical
	Halliburton	Baker Hughes	Pro Forma Adjustments			Pro Forma Combined
Revenue:
Services	$25,039	$16,495	$(81)	(j	)	$41,453
Product sales	7,831	8,056				15,887

Total revenue	32,870	24,551	(81)			57,340

Operating costs and expenses:
Cost of services	21,060	13,452	313	(j	)	35,781
			956	(k	)
Cost of sales	6,599	6,294	678	(k	)	13,571
Activity related to the Macondo well incident	(195)	—				(195)
General and administrative	309	1,271	(17)	(l	)	604
			(959)	(k	)
Research and engineering	—	613	(613)	(k	)	—
Litigation settlements	—	62	(62)	(k	)	—

Total operating costs and expenses	27,773	21,692	296			49,761

Operating income	5,097	2,859	(377)			7,579
Interest expense, net of interest income	(383)	(232)	(316)	(m	)	(931)
Other, net	(2)	—				(2)

Income from continuing operations before income taxes	4,712	2,627	(693)			6,646
Provision for income taxes	(1,275)	(896)	249	(n	)	(1,922)

Income from continuing operations	3,437	1,731	(444)			4,724
Income attributable to noncontrolling interest	(1)	(12)				(13)
Income from continuing operations attributable to company	$3,436	$1,719	$(444)			$4,711

Income from continuing operations per share attributable to company shareholders:
Basic	$4.05	$3.93				$3.51
Diluted	$4.03	$3.92				$3.50
Weighted average common shares outstanding
Basic	848	437	58	(o	)	1,343
Diluted	852	439	56	(o	)	1,347

See notes to unaudited pro forma condensed combined financial statements

NOTES TO THE UNAUDITED PRO FORMA CONDENSED

COMBINED FINANCIAL STATEMENTS

Note 1. Basis of Pro Forma Presentation

The acquisition is reflected in the unaudited pro forma condensed combined financial statements as being accounted for under the acquisition method of accounting. Under the acquisition method, the total estimated purchase price as described in Note 2 will be measured at the closing date of the acquisition using the market price of Halliburton common stock at that time plus the cash consideration. This may result in a merger consideration value that is different from that assumed for purposes of preparing these unaudited pro forma condensed combined financial statements. Halliburton will record all assets acquired and liabilities assumed at their respective acquisition-date fair values.

Halliburton has performed a preliminary valuation analysis of the fair market value of the Baker Hughes assets to be acquired and liabilities to be assumed and the related allocations of the estimated consideration to such items. Halliburton will perform a detailed review of Baker Hughes’s accounting policies in connection with the completion of the acquisition and, therefore, has not identified all adjustments, if any, necessary to conform Baker Hughes’s financial records to Halliburton’s accounting policies. As a result, amounts used in these unaudited pro forma condensed combined financial statements will differ from ultimate amounts once Halliburton has determined the final allocation of the merger consideration, completed the detailed valuation analysis and calculations necessary to finalize the required purchase price allocations, and identified any necessary conforming accounting policy changes for Baker Hughes. Accordingly, the final allocation of the merger consideration, which will be determined subsequent to the closing of the acquisition, and its effect on the results of operations, may differ materially from the estimated allocation and unaudited pro forma combined amounts included herein.

In April 2015, we announced our decision to market for sale our Fixed Cutter and Roller Cone Drill Bits, our Directional Drilling, and our Logging-While-Drilling/Measurement-While-Drilling businesses in connection with the pending Baker Hughes acquisition. The assets and liabilities for these businesses, which are included within our Drilling and Evaluation operating segment, were classified as held for sale beginning in the second quarter of 2015 and, therefore, the corresponding depreciation and amortization expense for these businesses was ceased at that time. These anticipated divestitures are not presented as discontinued operations in our condensed consolidated statements of operations, because they do not represent a strategic shift in our business, as we will continue operating similar businesses of Baker Hughes after the acquisition.

In September 2015, we announced additional businesses that will be marketed for sale in connection with the pending Baker Hughes acquisition. We intend to divest our expandable liner hangers business, which is included within our Completion and Production operating segment. This anticipated divestiture did not meet all of the requirements for classification as assets held for sale at September 30, 2015. Additionally, Baker Hughes announced their intention to divest its core completions business, sand control business in the Gulf of Mexico, and offshore cementing businesses in Australia, Brazil, the Gulf of Mexico, Norway, and the United Kingdom.

The final sale of each of the businesses described above will be subject to the ability to negotiate acceptable terms and conditions, each company’s Board of Directors approval, as applicable, and final approval of the Baker Hughes acquisition by competition authorities. There is no definitive agreement to date with a buyer or agreement with any competition enforcement authority as to the adequacy of any of the proposed divestitures. Accordingly, the unaudited pro forma condensed combined financial statements have not been adjusted for these proposed divestitures as we do not believe that any adjustment is factually supportable at this time. Any changes to the proposed divestitures discussed above as a result of discussions with competition authorities around the world could be material.

The collective Halliburton and Baker Hughes divestitures announced to date had an aggregate balance of $3.5 billion in total assets and $158 million in total liabilities as of September 30, 2015. The impact of these collective divestitures to the unaudited pro forma condensed combined statements of operations for the nine months ended September 30, 2015 and the year ended December 31, 2014, respectively, would be as follows: $3.2 billion and $5.4 billion reductions in total revenue, $291 million and $860 million reductions in operating income, $114 million and $610 million reductions in income from continuing operations, and $0.08 and $0.45 reductions in diluted income from continuing operations per share. These figures are based on certain assumptions and estimates of allocations of cost which have not yet been finalized and therefore are subject to change. The reductions for the nine months ended September 30, 2015 reflect the impact of foreign currency devaluation losses in Venezuela and impairments and other charges recorded during the period, as well as the impact of ceasing the recording of depreciation and amortization expense for Halliburton’s proposed divestitures announced in April 2015 subsequent to their held for sale reclassification. The reductions for both periods assume a pro forma combined effective tax rate of 29% and a pro forma combined weighted average diluted shares outstanding of 1.35 billion.

The unaudited pro forma condensed combined financial statements also do not reflect any cost savings, operating synergies or revenue enhancements that the combined company may achieve as a result of the acquisition, the total expected costs to integrate the operations of Halliburton and Baker Hughes, or the total expected costs necessary to achieve such cost savings, operating synergies and revenue enhancements.

Certain reclassifications have been made to the historical presentation of Baker Hughes to conform to the presentation used in the unaudited pro forma condensed combined financial statements. These reclassifications have no impact on the historical operating income, income from continuing operations, income from continuing operations attributable to company, total assets, liabilities or shareholders’ equity reported by Halliburton or Baker Hughes. Upon consummation of the acquisition, further review of Baker Hughes’s financial statements may result in additional revisions to Baker Hughes’s classifications to conform to Halliburton’s presentation.

Note 2. Estimated Merger Consideration and Allocation

The estimated consideration is approximately $27.0 billion based on Halliburton’s closing share price of $37.68 on October 20, 2015. The value of the merger consideration will fluctuate based upon changes in the share price of Halliburton’s common stock and the number of Baker Hughes common shares, stock options, and other equity-based awards outstanding on the closing date.

The following table summarizes the components of the estimated consideration (in millions of dollars and shares, except for per share amounts and exchange ratio).

Estimated Baker Hughes fully dilutive shares outstanding*	439.3
Cash consideration (per Baker Hughes share)	$19.00

Estimated cash portion of purchase price	$8,347
Estimated Baker Hughes fully dilutive shares outstanding*	439.3
Exchange ratio (per Baker Hughes share)	1.12

Estimated total Halliburton common shares assumed to be issued	492.0
Halliburton share price**	$37.68

Estimated equity portion of purchase price	$18,539
Estimated total Baker Hughes stock options outstanding assumed by Halliburton	14.1
Estimated fair value per share	$7.51

Estimated stock option consideration	$106

Total estimated consideration assumed to be paid	$26,992

*	Represents Baker Hughes outstanding shares as of October 15, 2015. Excludes estimated Baker Hughes stock options outstanding, which are converted using a different exchange methodology in accordance with the merger agreement.

**	Reflects Halliburton’s share price as of October 20, 2015. The final purchase price per share and corresponding total consideration will be determined on the date of closing.

Stock Option Assumptions

The estimated fair value per share of the Baker Hughes stock options assumed by Halliburton was estimated as of October 20, 2015 using the Black-Scholes valuation model utilizing the following assumptions:

Stock price	$37.68
Post-conversion exercise price	$33.66
Expected volatility	39%
Dividend yield	1.83%
Risk-free interest rate	1.57%
Expected term	1 year
Black-Scholes weighted average fair value per option	$7.51

Merger Consideration Sensitivity

The table below illustrates the potential impact to the total estimated consideration resulting from a 10% increase or decrease in Halliburton’s share price of $37.68 on October 20, 2015. For the purpose of this calculation, the total number of shares has been assumed to be the same as in the table above (in millions).

	10% increase in Halliburton share price	10% decrease in Halliburton share price
Cash consideration	$8,347	$8,347
Share consideration	20,393	16,685
Stock option consideration	131	82

Merger consideration	$28,871	$25,114

Preliminary Purchase Price Allocation

Halliburton has performed a preliminary valuation analysis of the fair market value of the Baker Hughes assets to be acquired and liabilities to be assumed and the related allocations to such items of the estimated consideration. The following table summarizes the allocation of the preliminary purchase price as of September 30, 2015 (in millions):

Total current assets	$9,586
Property, plant, and equipment, net	8,829
Goodwill	12,393
Other assets *	6,436
Total current liabilities	(3,012)
Long-term debt	(4,123)
Other non-current liabilities	(3,026)
Noncontrolling interest in consolidated subsidiaries	(91)

Total estimated consideration	$26,992

*	Includes $5.4 billion of intangible assets.

The preliminary allocation of the purchase price to the fair values of assets acquired and liabilities assumed includes pro forma adjustments for the fair value of Baker Hughes’s assets and liabilities. The final allocation will be determined subsequent to the closing of the acquisition once Halliburton has determined the final merger consideration and completed the detailed valuation analysis and calculations necessary to finalize the required purchase price allocations. The final allocation could differ materially from the preliminary allocation used in the pro forma adjustments. The final allocation may include (1) changes in historical carrying values and fair value of property, plant, and equipment, particularly in light of potential additional impairments of Baker Hughes assets as a result of restructuring activities and market conditions, (2) changes in allocations to intangible assets such as trademarks and trade names, in-process research and development, developed technology, including patents, and customer related assets, and (3) other changes to assets and liabilities.

Halliburton estimated the fair value adjustment to increase property, plant, and equipment would be approximately $803 million. This estimate of fair value is preliminary and subject to change once Halliburton has sufficient information as to the specific types, nature, age, condition and location of Baker Hughes’s property, plant, and equipment. A 10% change in the valuation of property, plant, and equipment would cause a corresponding increase or decrease in annual depreciation expense of approximately $59 million, assuming a useful life of 15 years. Halliburton has also estimated the fair value adjustment to increase Baker Hughes’s debt to fair value would be $351 million based on prevailing market prices at September 30, 2015. Halliburton has estimated that the fair value adjustment to increase deferred tax liabilities would be $1.8 billion, relating to estimated fair value adjustments for intangible assets, long-term debt, and property, plant, and equipment, at the 35% U.S. federal statutory tax rate. Goodwill is calculated as the difference between the acquisition date fair value of the consideration expected to be transferred and the values assigned to the identifiable assets to be acquired and liabilities to be assumed. Goodwill is not amortized, but rather is subject to impairment testing on at least an annual basis.

As part of the preliminary valuation analysis, Halliburton identified intangible assets including technology, trade names, customer relationships, and in-process research and development. The fair value of identifiable intangible assets is determined primarily using the “income approach,” which requires a forecast of all of the expected future cash flows for such intangible assets. Since all information required to perform a detailed valuation analysis of Baker Hughes’s intangible assets could not be obtained as of the date of this prospectus supplement, for purposes of these unaudited pro forma condensed combined financial statements, Halliburton used certain high-level assumptions based on publicly available transaction data for the oilfield services industry.

The following table summarizes the fair values recorded for the Baker Hughes identifiable intangible assets and their estimated useful lives (in millions except for years):

	Estimated Fair Value	Weighted Average Estimated Useful Life	Annual Amortization Expense
Customer relationships	$2,347	15.0	$156
Technology	1,884	15.0	126
Trade names	896	25.0	36
In-process research and development	309	Indefinite	—

	$5,436		$318

These preliminary estimates of fair value and estimated useful life will likely differ from ultimate amounts once Halliburton has completed the detailed valuation analysis, and the difference could have a material impact on the accompanying unaudited pro forma condensed combined financial statements. A 10% change in the valuation of intangible assets would cause a corresponding increase or decrease in annual amortization expense of approximately $32 million, assuming an overall weighted-average useful life of 17 years.

Note 3. Pro Forma Adjustments

(a)	Reflects an adjustment to cash on hand that is payable upon consummation of the acquisition as follows: (i) $109 million representing an estimate of the acquisition-related costs to be incurred by Halliburton, including integration costs and fees related to advisory, legal, investment banking, and other professional services, all of which are directly attributable to the acquisition. No adjustment to cash has been made for future acquisition-related costs incurred by Baker Hughes; (ii) $54 million representing an estimate of Halliburton’s debt issuance costs for new debt issued to fund the cash consideration; offset by (iii) $153 million of cash available from the issuance of debt after funding the cash consideration of the acquisition.

(b)	Reflects the elimination of accounts receivable and accounts payable in connection with each party’s revenue and expenses relating to the other party.

(c)	Reflects a fair value adjustment to Baker Hughes’s property, plant, and equipment. See Note 2 for further information.

(d)	To record the preliminary valuation of goodwill created as a result of the acquisition ($12.4 billion) and to eliminate the historical goodwill of Baker Hughes ($6.1 billion). See Note 2 for an explanation of the calculation of goodwill created.

(e)	Reflects an adjustment as follows: (i) a $4.7 billion increase to intangible assets to reflect the preliminary allocation of the purchase price to the fair value of Baker Hughes’s intangible assets ($5.4 billion fair value, less $0.7 billion historical intangible assets of Baker Hughes) (See Note 2 for further information); and (ii) $54 million of estimated debt issuance costs related to the issuance of new debt to fund the cash consideration.

(f)	Reflects accrual for estimated cash payments to be made to certain Baker Hughes employees as a result of pre-existing change of control contractual provisions that will become payable at the time the acquisition is consummated. These amounts are estimates and include certain assumptions based on decisions that have not been finalized. These amounts will be expensed as incurred and are not reflected in the unaudited pro forma condensed combined statements of operations because they will not have a continuing impact on the combined company.

(g)	Represents an aggregate pro forma adjustment to long-term debt, which includes: (i) an estimated issuance of approximately $8.5 billion in new debt by Halliburton to finance the estimated cash consideration of the acquisition and (ii) $351 million fair value adjustment of Baker Hughes debt based on prevailing market prices at September 30, 2015.

(h)	Represents an adjustment to deferred tax liabilities based on the U.S. federal statutory tax rate of 35% multiplied by the fair value adjustments made to assets acquired and liabilities assumed, excluding goodwill, as calculated below (in millions):

Fair value adjustment to increase intangible assets	$4,707
Fair value adjustment to increase property, plant, and equipment	803
Fair value adjustment to increase long-term debt	(351)

$5,159
U.S. federal statutory tax rate	35%

$1,806

(i)	Reflects adjustments to eliminate Baker Hughes’s historical equity balances and record estimated consideration at fair value (in millions).

Common stock issued as part of equity consideration of the acquisition	$1,230
Elimination of Baker Hughes historical common stock	(436)

Pro forma adjustment to common stock	$794

Equity consideration recorded as paid-in capital in excess of par value	$17,309
Stock option consideration recorded as paid-in capital in excess of par value	106
Elimination of Baker Hughes historical paid-in capital in excess of par value	(7,192)

Pro forma adjustment to paid-in capital in excess of par value	$10,223

Elimination of Baker Hughes historical accumulated other comprehensive income	$925

Pro forma adjustment to accumulated other comprehensive income	$925

Retained earnings impact from pro forma adjustments	$(109)
Elimination of Baker Hughes historical beginning retained earnings	(10,720)

Pro forma adjustment to retained earnings	$(10,829)

Elimination of Baker Hughes historical treasury stock	$9

Pro forma adjustment to treasury stock	$9

(j)	Reflects the following adjustments: (i) elimination of revenue and cost of services for activity between Halliburton and Baker Hughes, (ii) removal of certain acquisition-related costs incurred by Baker Hughes recorded in costs of services which do not have a continuing impact and therefore are not reflected in the unaudited pro forma condensed combined statements of operations. See tickmark (l) below for acquisition-related costs incurred by Baker Hughes recorded in general and administrative, (iii) incremental intangible asset amortization expense as a result of the acquisition ($161 million and $211 million for the nine months ended September 30, 2015 and the year ended December 31, 2014, respectively), and (iv) incremental depreciation expense associated with depreciating the estimated fair value adjustment to Baker Hughes’s property, plant, and equipment over the estimated remaining useful life of 15 years ($40 million and $54 million for the nine months ended September 30, 2015 and the year ended December 31, 2014, respectively). See Note 2 for further information of intangible assets and property, plant, and equipment.

(k)	Reflects certain reclassifications that have been made to the historical presentation of Baker Hughes to conform to the presentation used in the unaudited pro forma condensed combined financial statements.

(l)	Reflects the removal of acquisition-related costs incurred by Halliburton and Baker Hughes which do not have a continuing impact and therefore are not reflected in the unaudited pro forma condensed combined statements of operations. Certain acquisition-related costs incurred by Baker Hughes were recorded in operations within tickmark (j) above. Total acquisition-related costs incurred by Baker Hughes were $204 million during the nine months ended September 30, 2015. Future acquisition-related costs are considered non-recurring charges and have been excluded from the unaudited pro forma condensed combined statements of operations.

(m)

Represents the following adjustments: (i) incremental interest expense associated with continuing operations on the debt to be issued in connection with the acquisition, including amortization of the estimated discount and issuance costs over the lives of the debt issued ($260 million and $346 million for the nine months ended September 30, 2015 and the year ended December 31, 2014, respectively). This assumes $8.5 billion of debt financing with an estimated weighted average annual interest rate of 4.03%. A change of 0.125% in the assumed interest rate on the incremental debt would cause a change in annual interest expense of approximately $7 million, net of income taxes; (ii) a reduction in interest expense related to the amortization of Baker Hughes’s fair value of debt purchase price adjustment using an estimated 13-year amortization period that approximates the weighted average maturity of Baker Hughes’s long-term debt ($20 million and $27 million for the nine months ended September 30, 2015 and the year ended December 31, 2014, respectively); and (iii) a reduction in interest expense for bridge loan commitment fees in connection with the acquisition which do not have a continuing impact and therefore are not reflected in the unaudited pro forma condensed combined statement of operations ($26 million and $3 million for the nine months ended September 30, 2015 and the year ended December 31, 2014, respectively).

(n)	Reflects the income tax effect of the pro forma adjustments, excluding nontaxable acquisition-related costs, which was calculated using a 35% U.S. federal statutory tax rate. The effective tax rate of the combined company could be significantly different from what is presented in these unaudited pro forma condensed combined financial statements for a variety of reasons, including post-acquisition activities.

(o)	Reflects the elimination of Baker Hughes weighted-average shares outstanding and the issuance of 492 million shares of Halliburton common stock to Baker Hughes stockholders as part of the equity portion of the merger consideration, along with 3 million equivalent option shares for the dilutive impact of Baker Hughes options outstanding (in millions).

	Nine Months Ended September 30, 2015		Year Ended December 31, 2014
	Basic	Diluted	Basic	Diluted
Halliburton weighted-average shares outstanding	852	852	848	852
New Halliburton shares to be issued	495	495	495	495

Pro Forma Combined shares outstanding	1,347	1,347	1,343	1,347

DESCRIPTION OF NOTES

The notes will be issued under an indenture dated as of October 17, 2003 between The Bank of New York Mellon Trust Company, N.A. (as successor to JPMorgan Chase Bank), as trustee (the “Trustee”), and us, as it will be further supplemented by the eighth supplemental indenture establishing the terms of the notes between Halliburton and the Trustee (collectively, the “indenture”). The terms of the notes include those stated in the indenture and those made a part of the indenture by reference to the Trust Indenture Act of 1939, as amended.

The following description of the notes offered by this prospectus supplement is intended to supplement and, to the extent inconsistent, to replace the more general terms and provisions of the debt securities described in the accompanying prospectus under “Description of the Debt Securities,” to which we refer you. The following description of the notes is only a summary. You should read the indenture and the notes for more details regarding our obligations and your rights with respect to the notes. You may request copies of those documents in substantially the form in which they have been or will be executed by writing or telephoning us at the address and telephone number shown under the caption “Incorporation of Certain Information by Reference” in the accompanying prospectus.

The definitions of capitalized terms used in this section without definition are set forth in the accompanying prospectus under the section “Description of the Debt Securities—Definitions.” In this description, the words “Halliburton,” “we” or “us” mean only Halliburton Company and not any of its subsidiaries or other affiliates.

General

Each series of notes will initially be limited to an aggregate principal amount as follows: the 2020 notes, $1,250,000,000 aggregate principal amount; the 2022 notes, $1,250,000,000 aggregate principal amount; the 2025 notes, $2,000,000,000 aggregate principal amount; the 2035 notes, $1,000,000,000 aggregate principal amount; and the 2045 notes, $2,000,000,000 aggregate principal amount. The 2020 notes will mature on November 15, 2020, the 2022 notes will mature on November 15, 2022, the 2025 notes will mature on November 15, 2025, the 2035 notes will mature on November 15, 2035 and the 2045 notes will mature on November 15, 2045. The notes will be issued only in registered book-entry form, in denominations of $2,000 and integral multiples of $1,000 in excess thereof.

The indenture will not contain any financial covenants. In addition, we will not be restricted under the indenture from paying dividends, making investments or issuing or repurchasing our securities. The indenture will not restrict our ability to incur additional indebtedness in the future, other than certain secured indebtedness as described in “Description of the Debt Securities—Covenants—Restrictions on Secured Debt” in the accompanying prospectus. We may, without notice to or consent of the holders or beneficial owners of the notes, issue additional notes having the same ranking, interest rate, maturity and other terms as any series of the notes offered hereby. Any such additional notes may be part of the same series of notes under the indenture as any series of the notes offered hereby. You will not be afforded protection in the event of a highly leveraged transaction or a change of control of us under the indenture.

Interest

The notes will bear interest from November 13, 2015.

Interest on the 2020 notes will accrue at 2.700% per annum, interest on the 2022 notes will accrue at 3.375% per annum, interest on the 2025 notes will accrue at 3.800% per annum, interest on the 2035 notes will accrue at 4.850% per annum and interest on the 2045 notes will accrue at 5.000% per annum. We will pay interest on each series of notes semi-annually in arrears on May 15 and November 15 of each year, beginning on May 15, 2016, to the persons in whose names those notes are registered at the close of business on the May 1 and November 1 preceding the respective interest payment dates. Interest on each note will be computed on the basis of a 360-day year consisting of twelve 30-day months. If any interest payment date falls on a date that is not a business day, the payment will be made on the next business day, and no interest shall accrue on the amount of interest due on that interest payment date for the period from and after such interest payment date to the next business day.

Ranking

The notes will be our senior unsecured obligations and will rank equally with all our other existing and future unsecured indebtedness.

We derive substantially all of our operating income from, and hold substantially all of our assets through, our subsidiaries. However, the notes will not be guaranteed by any of our subsidiaries. As a result, the notes will be structurally subordinated to all existing and future indebtedness and other liabilities of our subsidiaries, which are significant, including on a pro forma basis giving effect to the Baker Hughes acquisition, indebtedness of Baker Hughes and its subsidiaries, trade payables, accrued compensation, advance billings, and income taxes payable. In addition, except as otherwise provided, under “Description of the Debt Securities—Covenants—Restrictions on Secured Debt” in the accompanying prospectus, the notes will be effectively subordinated to all of our secured indebtedness, to the extent of the value of our assets securing such indebtedness.

As of September 30, 2015:

•	we had an aggregate of approximately $7.9 billion of consolidated long-term debt, including current maturities, of which an immaterial amount was secured and, on a pro forma basis giving effect to the Baker Hughes acquisition, and not including the notes offered hereby or any other debt incurred to finance the Baker Hughes acquisition, we would have had an aggregate of approximately $12.1 billion of consolidated long-term debt, including current maturities, of which an immaterial amount would have been secured;

•	our subsidiaries had approximately $76 million of indebtedness, excluding intercompany liabilities and, on a pro forma basis giving effect to the Baker Hughes acquisition but not any debt incurred in connection with the financing thereof, our subsidiaries would have had approximately $4.3 billion of indebtedness, excluding intercompany liabilities;

•	our subsidiaries had approximately $4.8 billion of other liabilities (excluding intercompany liabilities), including trade payables and accrued compensation and, on a pro forma basis giving effect to the Baker Hughes acquisition but not any debt incurred in connection with the financing thereof, our subsidiaries would have had approximately $8.7 billion of other liabilities (excluding intercompany liabilities), including primarily trade payables and accrued compensation; and

•	our subsidiaries had, and, on a pro forma basis giving effect to the Baker Hughes acquisition but not any debt incurred in connection with the financing thereof, our subsidiaries would have had an immaterial amount of secured indebtedness and no subordinated indebtedness outstanding.

The notes are our exclusive obligation. Our cash flow and our ability to service our indebtedness, including the notes, is dependent upon the earnings of our subsidiaries. In addition, we are dependent on the distribution of earnings, loans or other payments by our subsidiaries to us. Our subsidiaries are separate and distinct legal entities. Our subsidiaries will not guarantee the notes or have any obligation to pay any amounts due on the notes or to provide us with funds for our payment obligations, whether by dividends, distributions, loans or other payments. In addition, any payment of dividends, distributions, loans or advances by our subsidiaries to us could be subject to statutory or contractual restrictions. Payments to us by our subsidiaries will also be contingent upon our subsidiaries’ earnings and business considerations. Our right to receive any assets of any subsidiary upon its liquidation or reorganization, and, therefore, our right to participate in those assets, will be effectively subordinated to the claims of that subsidiary’s creditors, including trade creditors. In addition, even if we were a creditor of any of our subsidiaries, our right as a creditor would be subordinated to any security interest in the assets of our subsidiaries and any indebtedness of our subsidiaries senior to that held by us. See “Risk Factors—Risks Relating to the Notes.” The indenture governing the notes will not limit the amount of unsecured debt that our subsidiaries may incur and will only have certain limitations on the ability of our subsidiaries to incur secured indebtedness. See “Description of the Debt Securities” in the accompanying prospectus.

We are obligated to pay reasonable compensation to the Trustee and to indemnify the Trustee against certain losses, liabilities and expenses incurred by the Trustee in connection with its duties relating to the notes. The Trustee’s claims for these payments will generally be senior to those of holders of notes in respect of all funds collected or held by the Trustee.

Optional Redemption

No sinking fund is provided for the notes, which means that the indenture will not require us to redeem or retire the notes periodically.

The notes will be redeemable at our option, in whole or in part, at any time and from time to time before October 15, 2020 (the “2020 notes par call date”) in the case of the 2020 notes, before September 15, 2022 (the “2022 notes par call date”) in the case of the 2022 notes, before August 15, 2025 (the “2025 notes par call date”) in the case of the 2025 notes, before May 15, 2035 (the “2035 notes par call date”) in the case of the 2035 notes, and before May 15, 2045 (the “2045 notes par call date”) in the case of the 2045 notes, in each case in principal amounts of $2,000 or any integral multiple of $1,000 in excess thereof for an amount equal to the greater of:

•	100% of the principal amount of the notes of the series being redeemed; and

•	as determined by an Independent Investment Banker (as defined below), the sum of the present values of the Remaining Scheduled Payments (as defined below) on the notes of the series being redeemed, discounted to the redemption date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate (as defined below) plus 20 basis points in the case of the 2020 notes, 25 basis points in the case of the 2022 notes, 25 basis points in the case of the 2025 notes, 30 basis points in the case of the 2035 notes and 30 basis points in the case of the 2045 notes.

In each case, we will pay accrued and unpaid interest to the date of redemption.

In addition, at any time and from time to time on or after the 2020 notes par call date, in the case of the 2020 notes, on or after the 2022 notes par call date, in the case of the 2022 notes, on or after the 2025 notes par call date, in the case of the 2025 notes, on or after the 2035 notes par call date, in the case of the 2035 notes, and on or after the 2045 notes par call date, in the case of the 2045 notes, such notes will be redeemable at our option, in whole or in part, in principal amounts of $2,000 or any integral multiple of $1,000 in excess thereof, at a redemption price equal to 100% of the principal amount of the notes of the series to be redeemed plus accrued and unpaid interest to the date of redemption.

“Treasury Rate” means the rate per year equal to:

•

the yield, under the heading that represents the average for the immediately preceding week, appearing in the most recently published statistical release designated “H.15(519)” or any successor publication that is published weekly by the Board of Governors of the Federal Reserve System and that establishes yields on actively traded United States Treasury securities adjusted to constant maturity under the caption “Treasury Constant Maturities,” for the maturity corresponding to the

Comparable Treasury Issue (as defined below); provided that if no maturity is within three months before or after the par call date for the applicable series of notes being redeemed, yields for the two published maturities most closely corresponding to the Comparable Treasury Issue will be determined and the Treasury Rate will be interpolated or extrapolated from those yields on a straight line basis rounding to the nearest month; or

•	if that release, or any successor release, is not published during the week preceding the calculation date or does not contain such yields, the rate per year equal to the semiannual equivalent yield to maturity of the Comparable Treasury Issue, calculated using a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price (as defined below) for that redemption date.

The Treasury Rate will be calculated on the third business day preceding the redemption date.

“Comparable Treasury Issue” means the United States Treasury security selected by an Independent Investment Banker that would be used, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the par call date of the applicable series of notes.

“Comparable Treasury Price” means (i) the average of the Reference Treasury Dealer Quotations (as defined below) for that redemption date, after excluding the highest and lowest of the Reference Treasury Dealer Quotations, or (ii) if we obtain fewer than three Reference Treasury Dealer Quotations, the average of all Reference Treasury Dealer Quotations so received.

“Independent Investment Banker” means one of the Reference Treasury Dealers (as defined below) that we appoint.

“Reference Treasury Dealer” means each of Citigroup Global Markets Inc. (and its successors), Credit Suisse Securities (USA) LLC (and its successors), Merrill Lynch, Pierce, Fenner & Smith Incorporated (and its successors), Mizuho Securities USA Inc. (and its successors) and any other nationally recognized investment banking firm that is a primary U.S. Government securities dealer specified from time to time by us. If, however, any of them shall cease to be a primary U.S. Government securities dealer in New York City, we will substitute another nationally recognized investment banking firm that is such a dealer.

“Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by us, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to us by such Reference Treasury Dealer as of 3:30 p.m., New York time, on the third business day preceding the redemption date.

“Remaining Scheduled Payments” means the remaining payments of principal of and interest on each note to be redeemed that would be due after the related redemption date but for such redemption if such series of notes matured on the applicable par call date. If the redemption date is not an interest payment date with respect to the note being redeemed, the amount of the next succeeding scheduled interest payment on the note being redeemed will be reduced by the amount of interest accrued thereon to that redemption date.

We will mail notice of a redemption not less than 30 days nor more than 60 days before the redemption date to the Trustee and holders of notes to be redeemed.

If we are redeeming less than all the notes of a series, not more than 60 days prior to the redemption date, the particular notes to be redeemed will be selected by lot in accordance with applicable DTC procedures, or if held in physical form, pro rata. Unless there is a default in payment of the redemption amount, on and after the redemption date, interest will cease to accrue on the notes or portions thereof called for redemption. We will pay 100% of the principal amount of the notes not called for redemption at the maturity of those notes.

We may also at any time purchase the notes by tender, in the open market or by private agreement, subject to applicable law.

Special Mandatory Redemption

We intend to use the net proceeds from the sale of the notes for general corporate purposes, including to finance a portion of the cash consideration component of our pending Baker Hughes acquisition and to pay related fees and expenses. In the event that the Baker Hughes acquisition is not consummated, we intend to use the net proceeds from the sale of the 2025 notes, the 2035 notes and the 2045 notes for general corporate purposes, including payment of fees and expenses relating to the termination of the merger agreement. See “Use of Proceeds.” This offering is not conditioned upon the completion of the Baker Hughes acquisition or the completion of any of the financings or other transactions contemplated in connection with the Baker Hughes acquisition. The closing of this offering will occur prior to the consummation of the Baker Hughes acquisition.

The Baker Hughes acquisition is subject to various closing conditions. If the Baker Hughes acquisition is not completed on or prior to November 13, 2016, or if, prior to such date, the merger agreement for the Baker Hughes acquisition is terminated for any reason (each, a “Special Mandatory Redemption Event”), we will be required to redeem certain of the notes as described below.

Upon the occurrence of a Special Mandatory Redemption Event, each series of the notes except for the 2025 notes, the 2035 notes and the 2045 notes, will be redeemed in whole at a special mandatory redemption price (the “Special Mandatory Redemption Price”) equal to 101% of the aggregate principal amount of the applicable series of notes being redeemed, plus accrued but unpaid interest on the principal amount of such series of the notes to, but not including, the Special Mandatory Redemption Date (as defined below) (subject to the right of holders as of the close of business on a regular record date to receive interest due on the related interest payment date).

Upon the occurrence of a Special Mandatory Redemption Event, we will promptly (but in no event later than 5 business days following such Special Mandatory Redemption Event) notify the Trustee in writing of such event, and will, no later than 5 business days following such notice to the Trustee, mail (or with respect to global notes, to the extent permitted or required by applicable procedures or regulations of the depositary, send electronically) a notice of redemption to the registered address of each holder of the applicable series of notes (such date of notification to the holders, the “Redemption Notice Date”) fixing the date of such mandatory redemption, which date may not be later than the 30th day following the Redemption Notice Date (such date, the “Special Mandatory Redemption Date”), in each case, in accordance with the applicable provisions of the indenture. We will notify each holder in accordance with the applicable provisions of the indenture that all of the outstanding notes of the applicable series shall be redeemed at the Special Mandatory Redemption Price on the Special Mandatory Redemption Date automatically and without any further action by the holders of any series of such notes. At or prior to 12:00 p.m. (New York City time) on the business day immediately preceding the Special Mandatory Redemption Date, we will deposit with the Trustee funds sufficient to pay the Special Mandatory Redemption Price for each series of notes to be redeemed. If such deposit is made as provided above, all of the notes to be redeemed will cease to bear interest on and after the Special Mandatory Redemption Date.

The 2025 notes, the 2035 notes and the 2045 notes are not subject to this special mandatory redemption.

Certain Covenants

Certain covenants in the indenture limit:

•	our and certain of our subsidiaries’ ability to incur indebtedness secured by mortgages and other liens or by a pledge, lien or other security interest on shares of stock or indebtedness of such subsidiaries under specified circumstances without equally and ratably securing the notes;

•	our and certain of our subsidiaries’ ability to enter into sale and leaseback transactions; and

•	our ability to consolidate or merge with or into or sell, convey, transfer, lease or otherwise dispose of all or substantially all of our assets to any person.

The covenants described above will apply to the notes of each series (unless waived or amended) as long as the notes of that series are outstanding. For a description of these covenants, see “Description of the Debt Securities—Covenants” in the accompanying prospectus.

Events of Default

See “Description of the Debt Securities—Events of Default” in the accompanying prospectus for a description of the events that constitute events of default with respect to each series of notes.

Satisfaction and Discharge

See “Description of the Debt Securities—Satisfaction and Discharge” in the accompanying prospectus for a description of the provisions relating to the satisfaction and discharge of our obligations under the indenture.

Defeasance

Under certain circumstances, we will be deemed to have discharged the entire indebtedness on all of the outstanding notes of a series by defeasance, or will no longer have any obligation to comply with certain covenants under the indenture (and the related events of default will no longer apply) with respect to a series of notes. See “Description of the Debt Securities—Defeasance” in the accompanying prospectus for a description of the terms of any defeasance.

Modifications

See “Description of the Debt Securities—Modifications” in the accompanying prospectus for a description of the amendment provisions under the indenture.

Governing Law

The indenture and the notes will be governed by, and construed in accordance with, the laws of the State of New York.

Book-Entry System

We will issue the notes of each series in the form of one or more global notes in fully registered form initially in the name of Cede & Co., as nominee of DTC, or such other name as may be requested by an authorized representative of DTC. The global notes will be deposited with DTC and may not be transferred except as a whole by DTC to a nominee of DTC or by a nominee of DTC to DTC or another nominee of DTC or by DTC or any nominee to a successor of DTC or a nominee of such successor.

Investors may hold interests in notes in global form through DTC’s participants or persons that hold interests through participants, including Clearstream, Luxembourg or Euroclear. Clearstream, Luxembourg and Euroclear will hold interests on behalf of their participants through customers’ securities accounts in Clearstream, Luxembourg’s and Euroclear’s names on the books of their respective depositaries, which in turn will hold such interests in customers’ securities accounts in the depositaries’ names on the books of DTC.

DTC. DTC has advised us and the underwriters as follows:

DTC is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code, and a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act.

DTC holds securities that its participants deposit with DTC and facilitates the settlement among direct participants of securities transactions, such as transfers and pledges, in deposited securities, through electronic computerized book-entry changes in direct participants’ accounts, thereby eliminating the need for physical movement of securities certificates.

Direct participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations.

DTC is owned by The Depository Trust & Clearing Corporation, which is owned by a number of its direct participants and by The New York Stock Exchange, Inc. and the Financial Industry Regulatory Authority.

Access to the DTC system is also available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a direct participant, either directly or indirectly.

The rules applicable to DTC and its direct and indirect participants are on file with the SEC.

Purchases of notes under the DTC system must be made by or through direct participants, which will receive a credit for the notes in DTC’s records. The ownership interest of each actual purchaser of notes is in turn to be recorded on the direct and indirect participants’ records. Beneficial owners of the notes will not receive written confirmation from DTC of their purchase, but beneficial owners are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the direct or indirect participant through which the beneficial owner entered into the transaction. Transfers of ownership interests in the notes are to be accomplished by entries made on the books of direct and indirect participants acting on behalf of beneficial owners. Beneficial owners will not receive certificates representing their ownership interests in the notes, except in the event that use of the book-entry system for the notes is discontinued.

To facilitate subsequent transfers, all notes deposited by direct participants with DTC are registered in the name of DTC’s partnership nominee, Cede & Co., or such other name as may be requested by an authorized representative of DTC. The deposit of notes with DTC and their registration in the name of Cede & Co. or such other nominee do not effect any change in beneficial ownership. DTC has no knowledge of the actual beneficial owners of the notes; DTC’s records reflect only the identity of the direct participants to whose accounts such notes are credited, which may or may not be the beneficial owners. The direct and indirect participants will remain responsible for keeping account of their holdings on behalf of their customers.

Conveyance of notices and other communications by DTC to direct participants, by direct participants to indirect participants, and by direct participants and indirect participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

The laws of some jurisdictions may require that certain persons take physical delivery in definitive form of securities which they own. Consequently, those persons may be prohibited from purchasing beneficial interests in the global notes from any beneficial owner or otherwise.

So long as DTC’s nominee is the registered owner of the global notes, such nominee for all purposes will be considered the sole owner or holder of the notes for all purposes under the indenture. Except as provided below, beneficial owners will not be entitled to have any of the notes registered in their names, will not receive or be entitled to receive physical delivery of the notes in definitive form and will not be considered the owners or holders thereof under the indenture.

Neither DTC nor Cede & Co. (nor such other DTC nominee) will consent or vote with respect to the notes. Under its usual procedures, DTC mails an omnibus proxy to the issuer as soon as possible after the record date. The omnibus proxy assigns Cede & Co.’s consenting or voting rights to those direct participants to whose accounts the notes are credited on the record date (identified in a listing attached to the omnibus proxy).

All payments on the global notes will be made to Cede & Co., or such other nominee as may be requested by an authorized representative of DTC. DTC’s practice is to credit direct participants’ accounts upon DTC’s receipt of funds and corresponding detail information from trustees or issuers on payment dates in accordance with their respective holdings shown on DTC’s records. Payments by participants to beneficial owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in “street name,” and will be the responsibility of such participant and not of DTC, the Trustee or us, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of principal and interest to Cede & Co. (or such other nominee as may be requested by an authorized representative of DTC) shall be the responsibility of the Trustee or us, disbursement of such payments to direct participants shall be the responsibility of DTC, and disbursement of such payments to the beneficial owners shall be the responsibility of direct and indirect participants.

DTC may discontinue providing its service as securities depositary with respect to the notes at any time by giving reasonable notice to us or the Trustee. In addition, we may decide to discontinue use of the system of book-entry transfers through DTC (or a successor securities depositary). Under those circumstances, in the event that a successor securities depositary is not obtained, note certificates in fully registered form are required to be printed and delivered to beneficial owners of the global notes representing such notes.

Clearstream, Luxembourg. Clearstream, Luxembourg advises that it is incorporated under the laws of Luxembourg as a professional depositary. Clearstream, Luxembourg holds securities for its participating organizations (“Clearstream participants”) and facilitates the clearance and settlement of securities transactions between Clearstream participants through electronic book-entry changes in accounts of Clearstream participants, thereby eliminating the need for physical movement of certificates. Clearstream, Luxembourg provides to Clearstream participants, among other things, services for safekeeping, administration, clearance and settlement of internationally traded securities and securities lending and borrowing. Clearstream, Luxembourg interfaces with domestic markets in several countries. As a professional depositary, Clearstream, Luxembourg is subject to regulation by the Luxembourg Commission for the Supervision of the Financial Sector (Commission de Surveillance du Secteur Financier). Clearstream participants are recognized financial institutions around the world, including underwriters, securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations and may include the underwriters. Indirect access to Clearstream, Luxembourg is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Clearstream participant, either directly or indirectly.

Distributions with respect to interests in the notes held beneficially through Clearstream, Luxembourg will be credited to cash accounts of Clearstream participants in accordance with its rules and procedures, to the extent received by the U.S. depositary for Clearstream, Luxembourg.

Euroclear. Euroclear advises that it was created in 1968 to hold securities for participants of Euroclear (“Euroclear participants”) and to clear and settle transactions between Euroclear participants through simultaneous electronic book-entry delivery against payment, thereby eliminating the need for physical movement of certificates and any risk from lack of simultaneous transfers of securities and cash. Euroclear includes various other services, including securities lending and borrowing and interfaces with domestic markets in several countries. Euroclear is operated by Euroclear Bank S.A./N.V. (the “Euroclear Operator”). All operations are conducted by the Euroclear Operator, and all Euroclear securities clearance accounts and Euroclear cash accounts are accounts with the Euroclear Operator. Euroclear participants include banks (including central banks), securities brokers and dealers and other professional financial intermediaries and may include the underwriters. Indirect access to Euroclear is also available to other firms that clear through or maintain a custodial relationship with a Euroclear participant, either directly or indirectly.

Securities clearance accounts and cash accounts with the Euroclear Operator are governed by the Terms and Conditions Governing Use of Euroclear and the related Operating Procedures of the Euroclear system, and applicable Belgian law (collectively, the “Terms and Conditions”). The Terms and Conditions govern transfers of securities and cash within the Euroclear system, withdrawals of securities and cash from the Euroclear system, and receipts of payments with respect to securities in the Euroclear system. All securities in the Euroclear system are held on a fungible basis without attribution of specific certificates to specific securities clearance accounts. The Euroclear Operator acts under the Terms and Conditions only on behalf of Euroclear participants, and has no records of or relationship with persons holding through Euroclear participants.

Distributions with respect to the notes held beneficially through the Euroclear system will be credited to the cash accounts of Euroclear participants in accordance with the Terms and Conditions, to the extent received by the U.S. depositary for the Euroclear system.

Global Clearance and Settlement Procedures. Settlement for the notes will be made in immediately available funds. Secondary market trading between DTC participants will occur in the ordinary way in accordance with DTC rules. Secondary market trading between Clearstream participants and/or Euroclear participants will occur in the ordinary way in accordance with the applicable rules and operating procedures of Clearstream, Luxembourg and the Euroclear system, as applicable.

Cross-market transfers between persons holding directly or indirectly through DTC on the one hand, and directly or indirectly through Clearstream participants or Euroclear participants, on the other, will be effected through DTC in accordance with DTC rules on behalf of the relevant European international clearing system by its U.S. depositary; however, such cross-market transactions will require delivery of instructions to the relevant European international clearing system by the counterparty in such system in accordance with its rules and procedures and within its established deadlines (European time). The relevant European international clearing system will, if the transaction meets its settlement requirements, deliver instructions to its U.S. depositary to take action to effect final settlement on its behalf by delivering or receiving securities in DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Clearstream participants and Euroclear participants may not deliver instructions directly to their respective U.S. depositaries.

Because of time-zone differences, credits of the notes received in Clearstream, Luxembourg or the Euroclear system as a result of a transaction with a DTC participant will be made during subsequent securities settlement processing and dated the business day following the DTC settlement date. Such credits or any transactions in such notes settled during such processing will be reported to the relevant Euroclear participant or Clearstream participant on such business day. Cash received in Clearstream, Luxembourg or the Euroclear system as a result of sales of the notes by or through a Clearstream participant or a Euroclear participant to a DTC participant will be received on the DTC settlement date but will be available in the relevant Clearstream, Luxembourg or the Euroclear system cash account only as of the business day following settlement in DTC.

The information in this section concerning DTC and DTC’s book-entry system, Clearstream, Luxembourg and the Euroclear system has been obtained from sources that we believe to be reliable (including DTC), but we take no responsibility for its accuracy.

Neither Halliburton, the Trustee nor the underwriters will have any responsibility or obligation to direct participants, or the persons for whom they act as nominees, with respect to the accuracy of the records of DTC, its nominee or any direct participant, Clearstream, Luxembourg or the Euroclear system with respect to any ownership interest in the notes, or payments to, or the providing of notice to direct participants or beneficial owners.

So long as the notes are in DTC’s book-entry system, secondary market trading activity in the notes will settle in immediately available funds. We will make all applicable payments on the notes issued as global notes in immediately available funds.

DESCRIPTION OF OTHER INDEBTEDNESS

Set forth below is a summary of certain outstanding indebtedness and other financing arrangements of Halliburton. The following summary is not a complete description of the terms of these debt obligations and financing arrangements and is qualified in its entirety by reference to the applicable governing agreements, which are included as exhibits to Halliburton’s filings with the SEC incorporated by reference in this prospectus supplement and the accompanying prospectus. See “Incorporation of Certain Information By Reference.”

Senior debt

All of our senior notes and debentures rank equally with our existing and future senior unsecured indebtedness, have semiannual interest payments, and have no sinking fund requirements. We may redeem some or all of our senior notes from time to time or some or all of the notes of each series at any time at the applicable redemption prices, plus accrued and unpaid interest. Our 7.6% senior debentures due August 2096 and 8.75% senior debentures due February 2021 may not be redeemed prior to maturity.

For descriptions of Baker Hughes’s senior notes, see Note 11 to the Consolidated Financial Statements included in Baker Hughes’s Annual Report on Form 10-K for the year ended December 31, 2014. Upon the closing of the Baker Hughes acquisition, the Baker Hughes senior notes will remain outstanding and we intend to terminate Baker Hughes’s existing credit facility.

Revolving credit agreement

In July 2015, we entered into a new five-year revolving credit agreement, with an initial capacity of $3.0 billion, increasing to $4.5 billion upon closing of the Baker Hughes acquisition and satisfaction of the conditions provided in the credit agreement, including repayment of amounts, if any, outstanding under Baker Hughes’s existing credit facility. The credit agreement is for general working capital purposes and expires on July 21, 2020. The credit agreement replaced our $3.0 billion five-year revolving credit agreement dated February 22, 2011, as amended, which was terminated on July 21, 2015 in conjunction with entering into the new credit agreement.

Bridge facility commitment

In connection with the Baker Hughes acquisition, we have obtained from affiliates of certain of the underwriters and other financial institutions a commitment letter for an $8.6 billion senior unsecured bridge facility to provide funding for the Baker Hughes acquisition expiring on December 16, 2015, which may be automatically extended to April 30, 2016 if the termination date under the merger agreement is extended in accordance with the terms of the merger agreement. The amount of the bridge facility commitment is greater than the expected cash consideration to be paid upon the closing of the Baker Hughes acquisition. We have not drawn any amounts under this commitment as of the date of this prospectus supplement. Following the consummation of this offering, the commitments with respect to the bridge facility will be reduced by the principal amount of notes offered hereby.

CERTAIN U.S. FEDERAL TAX CONSIDERATIONS FOR NON-U.S. HOLDERS

Scope of Discussion

The following discussion summarizes certain U.S. federal income and estate tax considerations relating to the purchase, ownership and disposition of the notes by an individual or entity that is a non-U.S. holder (as defined below).

This discussion is based upon the Internal Revenue Code of 1986, as amended (the “Internal Revenue Code”), Treasury regulations promulgated under the Internal Revenue Code, court decisions, published positions of the Internal Revenue Service (the “IRS”) and other applicable authorities, all as in effect on the date of this prospectus supplement and all of which are subject to change or differing interpretations, possibly with retroactive effect. This discussion is limited to non-U.S. holders who purchase the notes at their “issue price” and who hold the notes as capital assets. For this purpose only, the “issue price” of the notes of an applicable series is the first price at which a substantial amount of the notes of that series are sold for cash to persons other than bond houses, brokers or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers.

This discussion does not address all of the U.S. federal income and estate tax consequences that may be relevant to non-U.S. holders in light of their particular circumstances or to non-U.S. holders who may be subject to special treatment under U.S. federal income and estate tax laws, such as certain expatriates or former long-term residents of the United States. In addition, this discussion does not address any aspect of non-income taxation (other than the discussion set forth below in “—U.S. Federal Estate Tax”) or state, local or foreign taxation. No ruling has been or will be obtained from the IRS regarding the U.S. federal tax consequences relating to the purchase, ownership or disposition of the notes. As a result, no assurance can be given that the IRS will not assert, or that a court will not sustain, a position contrary to the conclusions set forth below.

If an entity classified as a partnership for U.S. federal income tax purposes holds the notes, the tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. If you are a partnership or a partner of a partnership holding notes, you should consult your own tax advisors.

THIS SUMMARY IS NOT A SUBSTITUTE FOR AN INDIVIDUAL ANALYSIS OF THE TAX CONSEQUENCES RELATING TO THE PURCHASE, OWNERSHIP OR DISPOSITION OF THE NOTES. WE URGE YOU TO CONSULT A TAX ADVISOR REGARDING THE PARTICULAR FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES RELATING TO THE PURCHASE, OWNERSHIP OR DISPOSITION OF THE NOTES IN LIGHT OF YOUR OWN SITUATION.

You are a “non-U.S. holder” for purposes of this discussion if you are a beneficial owner of a note (other than a partnership, or other entity classified as a partnership for U.S. federal income tax purposes) and you are not:

•	an individual who is a U.S. citizen or U.S. resident alien;

•	a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, that was created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

•	a trust if either (i) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (ii) the trust has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

Payments of Additional Amounts

We may be required to make payments of additional amounts to holders of the notes under certain circumstances, including those described under “Description of Notes—Optional Redemption” above, or to redeem the notes significantly earlier than their scheduled maturity date as described under “Description of Notes—Special Mandatory Redemption”. We intend to take the position that the possibility of any such payment does not result in the notes being treated as “contingent payment debt instruments” under the applicable Treasury regulations. Our position is binding on you unless you disclose your contrary position in the manner required by applicable Treasury regulations. It is possible that the IRS may take a different position, in which case you might, among other things, be required to accrue interest income at a higher rate than the stated interest rate and to treat as ordinary interest income any gain realized on a disposition of the notes. The remainder of this discussion assumes that the notes will not be treated as contingent payment debt instruments. You should consult your own tax advisors regarding the possible application of the contingent payment debt instrument rules to the notes.

Interest on the Notes

Subject to the discussion of backup withholding and other withholding requirements below, payments of interest on the notes generally will be exempt from withholding of U.S. federal income tax under the “portfolio interest” exemption if you properly certify as to your foreign status as described below, and:

•	interest paid on the notes is not effectively connected with your conduct of a trade or business in the United States;

•	you are not a bank whose receipt of interest on the notes is in connection with an extension of credit made pursuant to a loan agreement entered into in the ordinary course of your trade or business;

•	you do not own, actually or constructively, 10% or more of the total combined voting power of all classes of our stock entitled to vote; and

•	you are not a “controlled foreign corporation” that is related to us within the meaning of the Internal Revenue Code.

The portfolio interest exemption and several of the special rules for non-U.S. holders described below generally apply only if you appropriately certify as to your foreign status. You can generally meet this certification requirement by providing a properly executed IRS Form W-8BEN, IRS Form W-8BEN-E or appropriate substitute form to the applicable withholding agent.

If you cannot satisfy the requirements described above, payments of interest made to you will be subject to U.S. federal income tax withholding at a 30% rate, unless (i) you provide the applicable withholding agent with a properly executed IRS Form W-8BEN or IRS Form W-8BEN-E (or appropriate substitute form) claiming an exemption from (or a reduction of) withholding under the benefit of an applicable tax treaty, or (ii) the payments of interest are effectively connected with your conduct of a trade or business (and, if required by an applicable tax treaty, are attributable to a “permanent establishment” maintained by you) in the United States and you meet the certification requirements described below in “—Income or Gain Effectively Connected with a U.S. Trade or Business.”

Disposition of Notes

Subject to the discussion of backup withholding and other withholding requirements below, you generally will not be subject to U.S. federal income tax on any gain realized on the sale, redemption, exchange, retirement or other taxable disposition of a note unless:

•	the gain is effectively connected with your conduct of a U.S. trade or business (and, if required by an applicable tax treaty, is attributable to your permanent establishment in the United States); or

•	you are an individual who has been present in the United States for 183 days or more in the taxable year of disposition and certain other requirements are met.

If you are described in the first bullet point above, you will be subject to the treatment described below in “—Income or Gain Effectively Connected with a U.S. Trade or Business.” If you are described in the second bullet point above, you will be subject to a flat 30% tax (or lower tax treaty rate) on the gain derived from the sale, redemption, exchange, retirement or other taxable disposition, and such gain may be offset by U.S. source capital losses, even though you are not considered a resident of the United States.

Any proceeds received on the sale, redemption, exchange, retirement or other taxable disposition of a note which are attributable to accrued interest will be subject to U.S. federal income tax in accordance with the rules for taxation of interest described above under “—Interest on the Notes.”

Income or Gain Effectively Connected with a U.S. Trade or Business

The preceding discussion of the tax consequences of the purchase, ownership and disposition of notes by you generally assumes that you are not engaged in a U.S. trade or business. If any interest on the notes or gain from the sale, redemption, exchange, retirement or other taxable disposition of the notes is effectively connected with a U.S. trade or business conducted by you (and, if required by an applicable tax treaty, is attributable to your permanent establishment in the United States), then the interest or gain will be subject to U.S. federal income tax on a net income basis at regular graduated income tax rates but will not be subject to withholding tax, provided, in the case of interest, that certain certification requirements are satisfied. You can generally meet the certification requirements by providing a properly executed IRS Form W-8ECI or appropriate substitute form to the applicable withholding agent. If you are a corporation, that portion of your earnings and profits that is effectively connected with your U.S. trade or business (and, if required by an applicable tax treaty, is attributable to your permanent establishment in the United States) also may be subject to a “branch profits tax” at a 30% rate, although an applicable tax treaty may provide for a lower rate.

U.S. Federal Estate Tax

Individual non-U.S. holders and entities the property of which is potentially includible in such an individual’s gross estate for U.S. federal estate tax purposes (for example, a trust funded by such an individual and with respect to which the individual has retained certain interests or powers) should note that, absent an applicable treaty benefit, a note will be treated as U.S. situs property subject to U.S. federal estate tax if interest payments on the note, if received by the decedent at the time of death, would have been:

•	subject to U.S. federal withholding tax (even if the IRS Form W-8BEN or W-8BEN-E certification requirement described above were satisfied); or

•	effectively connected with the conduct by the decedent of a trade or business in the United States.

Information Reporting and Backup Withholding

Payments to you of interest on a note, and amounts withheld from such payments, if any, generally will be required to be reported to the IRS and to you. Copies of the information returns reporting such interest payments and any withholding may also be made available to the tax authorities in the country in which you reside under the provisions of an applicable income tax treaty.

U.S. backup withholding tax generally will not apply to payments of interest and principal on a note to you if the certification described in “—Interest on the Notes” is duly provided by you or you otherwise establish an exemption, provided that the applicable withholding agent does not have actual knowledge or reason to know that you are a U.S. person or are otherwise not exempt.

Payment of the proceeds of a sale, redemption, exchange, retirement or other taxable disposition of a note effected by the U.S. office of a U.S. or foreign broker will be subject to information reporting requirements and backup withholding, unless you properly certify under penalties of perjury as to your foreign status and certain other conditions are met or you otherwise establish an exemption. Information reporting requirements and backup withholding generally will not apply to any payment of the proceeds of the sale, redemption, exchange, retirement or other taxable disposition of a note effected outside the United States by a foreign office of a broker. However, unless such a broker has documentary evidence in its records that you are a non-U.S. holder and certain other conditions are met, or you otherwise establish an exemption, information reporting will apply to a payment of the proceeds of the sale, redemption, exchange, retirement or other taxable disposition of a note effected outside the United States by such a broker if it:

•	is a U.S. person;

•	derives 50% or more of its gross income for certain periods from the conduct of a trade or business in the United States;

•	is a controlled foreign corporation for U.S. federal income tax purposes; or

•	is a foreign partnership that, at any time during its taxable year, has more than 50% of its income or capital interests owned by U.S. persons or is engaged in the conduct of a U.S. trade or business.

Backup withholding is not an additional tax. Any amount withheld under the backup withholding rules may be credited against your U.S. federal income tax liability and any excess may be refundable if the proper information is timely provided to the IRS.

Other Withholding Requirements

Under Sections 1471 to 1474 of the Internal Revenue Code (commonly referred to as the Foreign Account Tax Compliance Act, or “FATCA”) and regulations thereunder, a 30% U.S. withholding tax generally is imposed on interest payments on the notes and on the gross proceeds from a disposition of the notes occurring after December 31, 2018, in each case if paid to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the Internal Revenue Code), unless (i) in the case of a foreign financial institution, such institution enters into an agreement with the Treasury Department to withhold on certain payments and to collect and provide substantial information regarding U.S. account holders, including certain account holders that are foreign entities with U.S. owners, (ii) in the case of a non-financial foreign entity, such entity provides the withholding agent with a certification that it does not have any “substantial United States owners” (as defined in the Internal Revenue Code) or a certification identifying its direct or indirect substantial United States owners, or (iii) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. Under certain circumstances, you might be eligible for refunds or credits of such taxes from the IRS. Intergovernmental agreements regarding FATCA between the United States and certain other countries may modify the foregoing requirements. You should consult with your tax advisor regarding these rules.

The preceding discussion of certain U.S. federal tax considerations is for general information only and is not tax advice. We urge each prospective investor to consult its own tax advisor regarding the particular U.S. federal, state, local and foreign tax consequences of purchasing, holding, and disposing of our notes, including the consequences of any proposed change in applicable laws.

UNDERWRITING

Citigroup Global Markets Inc., Credit Suisse Securities (USA) LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Mizuho Securities USA Inc. are acting as representatives of each of the underwriters named below. Subject to the terms and conditions set forth in a firm commitment underwriting agreement among us and the underwriters, we have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us, the principal amount of notes set forth opposite its name below.

Underwriter	2020 Notes	2022 Notes
Credit Suisse Securities (USA) LLC	$209,300,000	$209,300,000
Merrill Lynch, Pierce, Fenner & Smith Incorporated	209,300,000	209,300,000
Citigroup Global Markets Inc.	125,000,000	125,000,000
Mizuho Securities USA Inc.	125,000,000	125,000,000
Deutsche Bank Securities Inc.	125,000,000	125,000,000
HSBC Securities (USA) Inc.	125,000,000	125,000,000
Barclays Capital Inc.	43,600,000	43,600,000
DNB Markets, Inc.	43,600,000	43,600,000
J.P. Morgan Securities LLC	43,600,000	43,600,000
Mitsubishi UFJ Securities (USA), Inc.	43,600,000	43,600,000
U.S. Bancorp Investments, Inc.	43,600,000	43,600,000
Wells Fargo Securities, LLC	43,600,000	43,600,000
Scotia Capital (USA) Inc.	14,550,000	14,550,000
SMBC Nikko Securities America, Inc.	14,550,000	14,550,000
Standard Chartered Bank	14,550,000	14,550,000
BBVA Securities Inc.	13,075,000	13,075,000
Lloyds Securities Inc.	13,075,000	13,075,000

Total	$1,250,000,000	$1,250,000,000

Underwriter	2025 Notes	2035 Notes	2045 Notes
Credit Suisse Securities (USA) LLC	$334,880,000	$167,440,000	$334,880,000
Merrill Lynch, Pierce, Fenner & Smith Incorporated	334,880,000	167,440,000	334,880,000
Citigroup Global Markets Inc.	200,000,000	100,000,000	200,000,000
Mizuho Securities USA Inc.	200,000,000	100,000,000	200,000,000
Deutsche Bank Securities Inc.	200,000,000	100,000,000	200,000,000
HSBC Securities (USA) Inc.	200,000,000	100,000,000	200,000,000
Barclays Capital Inc.	69,760,000	34,880,000	69,760,000
DNB Markets, Inc.	69,760,000	34,880,000	69,760,000
J.P. Morgan Securities LLC	69,760,000	34,880,000	69,760,000
Mitsubishi UFJ Securities (USA), Inc.	69,760,000	34,880,000	69,760,000
U.S. Bancorp Investments, Inc.	69,760,000	34,880,000	69,760,000
Wells Fargo Securities, LLC	69,760,000	34,880,000	69,760,000
Scotia Capital (USA) Inc.	23,280,000	11,640,000	23,280,000
SMBC Nikko Securities America, Inc.	23,280,000	11,640,000	23,280,000
Standard Chartered Bank	23,280,000	11,640,000	23,280,000
BBVA Securities Inc.	20,920,000	10,460,000	20,920,000
Lloyds Securities Inc.	20,920,000	10,460,000	20,920,000

Total	$2,000,000,000	$1,000,000,000	$2,000,000,000

Subject to the terms and conditions set forth in the underwriting agreement, the underwriters have agreed, severally and not jointly, to purchase all of the notes sold under the underwriting agreement if any of these notes are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated.

We have agreed to indemnify the underwriters and their controlling persons against certain liabilities in connection with this offering, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters are offering the notes, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the notes, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Standard Chartered Bank will not effect any offers or sales of any notes in the United States unless it is through one or more U.S. registered broker-dealers as permitted by the regulations of the Financial Industry Regulatory Authority.

Commissions and Discounts

The representatives have advised us that the underwriters propose initially to offer the notes to the public at the public offering price set forth on the cover page of this prospectus supplement and to certain dealers at such price less a concession from the applicable initial public offering price of up to 0.200% of the principal amount in the case of the 2020 notes, up to 0.250% of the principal amount in the case of the 2022 notes, up to 0.250% of the principal amount in the case of the 2025 notes, up to 0.450% of the principal amount in the case of the 2035 notes and up to 0.550% of the principal amount in the case of the 2045 notes. Any such securities dealers may resell any notes purchased from the underwriters to certain other brokers or dealers at a discount from the applicable initial public offering price of up to 0.150% of the principal amount in the case of the 2020 notes, up to 0.150% of the principal amount in the case of the 2022 notes, up to 0.200% of the principal amount in the case of the 2025 notes, up to 0.300% of the principal amount in the case of the 2035 notes and up to 0.300% of the principal amount in the case of the 2045 notes. After the initial offering, the public offering price, concession or any other term of the offering may be changed.

The expenses of the offering, not including the underwriting discount, are estimated at $6 million and are payable by us.

New Issue of Notes

Each series of notes is a new issue of securities with no established trading market. We do not intend to apply for listing of the notes on any national securities exchange or for inclusion of the notes on any automated dealer quotation system. We have been advised by the underwriters that they presently intend to make a market in the notes after completion of the offering. However, they are under no obligation to do so and may discontinue any market-making activities at any time without any notice. We cannot assure the liquidity of the trading market for the notes or that an active public market for the notes will develop. If an active public trading market for the notes does not develop, the market price and liquidity of the notes may be adversely affected. If the notes are traded, they may trade at a discount from their initial offering price, depending on prevailing interest rates, the market for similar securities, our operating performance and financial condition, general economic conditions and other factors.

Settlement

We expect that delivery of the notes will be made to investors on or about November 13, 2015, which will be the fifth business day following the date of this prospectus supplement (such settlement being referred to as “T+5”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, trades in the secondary market are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on the date of this prospectus supplement or the next succeeding business day will be required, by virtue of the fact that the notes initially settle in T+5, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the notes who wish to trade the notes on the date of this prospectus supplement or the next succeeding business day should consult their advisors.

No Sales of Similar Securities

We have agreed that, from the date of this prospectus supplement until the date the notes are delivered as set forth on the cover of this prospectus supplement, we will not, without the prior written consent of Citigroup Global Markets Inc., Credit Suisse Securities (USA) LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Mizuho Securities USA Inc. offer, sell, or contract to sell, or otherwise dispose of, directly or indirectly, or announce the offering of, any debt securities issued or guaranteed by us. Citigroup Global Markets Inc., Credit Suisse Securities (USA) LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Mizuho Securities USA Inc. in their sole discretion may release any of the securities subject to these lock-up agreements at any time without notice.

Short Positions

In connection with the offering, the underwriters may purchase and sell the notes in the open market. These transactions may include short sales and purchases on the open market to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater principal amount of notes than they are required to purchase in the offering. The underwriters must close out any short position by purchasing notes in the open market. A short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the notes in the open market after pricing that could adversely affect investors who purchase in the offering.

Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of the notes or preventing or retarding a decline in the market price of the notes. As a result, the price of the notes may be higher than the price that might otherwise exist in the open market.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the notes. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Other Relationships

Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us or our affiliates. They have received, or may in the future receive, customary fees and commissions for these transactions. Also, certain of the underwriters and/or their affiliates are lenders and/or agents under our revolving credit agreement dated as of July 21, 2015, with an initial capacity of $3.0 billion, increasing to $4.5 billion upon the closing of the Baker Hughes acquisition and satisfaction of the conditions provided in the credit agreement as further described above under “Description of Other Indebtedness—Revolving credit agreement.” In addition, certain of the underwriters and/or their affiliates have agreed to provide us with interim financing under an $8.6 billion senior unsecured bridge facility in the event that the proceeds of the offering of the notes are not available to consummate the Baker Hughes acquisition. Merrill Lynch, Pierce, Fenner & Smith Incorporated and Credit Suisse Securities (USA) LLC have provided us with financial advisory services in connection with the Baker Hughes acquisition and are providing us with financial advisory services in connection with the potential divestiture of certain of our businesses in connection with the Baker Hughes acquisition for which they are receiving customary fees and expenses.

In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. Certain of the underwriters or their affiliates that have a lending relationship with us routinely hedge their credit exposure to us consistent with their customary risk management policies. Typically, such underwriters and their affiliates would hedge such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation of short positions in our securities, including potentially the notes offered hereby. Any such credit default swaps or short positions could adversely affect future trading prices of the notes offered hereby. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Selling Restrictions

Notice to Prospective Investors in the European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive, each, a “Relevant Member State,” from and including the date on which the European Union Prospectus Directive, or the “EU Prospectus Directive,” was implemented in that Relevant Member State, or the “Relevant Implementation Date,” an offer of securities described in this prospectus may not be made to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the EU Prospectus Directive, except that, with effect from and including the Relevant Implementation Date, an offer of securities described in this prospectus may be made to the public in that Relevant Member State at any time:

A.	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

B.	to fewer than 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the relevant dealer or dealers nominated by us for any such offer; or

C.	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of notes shall require the Company or the underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

For the purpose of the above provisions, the expression “an offer to the public” in relation to any notes in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to purchase or subscribe the notes, as the same may be varied in the Relevant Member State by any measure implementing the Prospectus Directive in the Relevant Member State and the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive) and includes any relevant implementing measure in the Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

Notice to Prospective Investors in the United Kingdom

In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the Prospectus Directive) (i) who have professional experience in matters relating to investments falling within Article 19 (5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”) and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). This document must not be acted on or relied on in the United Kingdom by persons who are not relevant persons. In the United Kingdom, any investment or investment activity to which this document relates is only available to, and will be engaged in with, relevant persons.

Notice to Prospective Investors in Switzerland

This prospectus supplement does not constitute an issue prospectus pursuant to Article 652a or Article 1156 of the Swiss Code of Obligations and the notes will not be listed on the SIX Swiss Exchange. Therefore, this prospectus supplement may not comply with the disclosure standards of the listing rules (including any additional listing rules or prospectus schemes) of the SIX Swiss Exchange. Accordingly, the notes may not be offered to the public in or from Switzerland, but only to a selected and limited circle of investors who do not subscribe to the notes with a view to distribution. Any such investors will be individually approached by the underwriters from time to time.

Notice to Prospective Investors in Japan

The notes have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the “Financial Instruments and Exchange Law”) and each underwriter has agreed that it will not offer or sell any notes, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Notice to Prospective Investors in Hong Kong

The notes may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), and no advertisement, invitation or document relating to the notes may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to notes which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Notice to Prospective Investors in the Dubai International Financial Centre

This prospectus supplement relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (“DFSA”). This prospectus supplement is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus supplement nor taken steps to verify the information set forth herein and has no responsibility for the prospectus supplement. The notes to which this prospectus supplement relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the notes offered should conduct their own due diligence on the notes. If you do not understand the contents of this prospectus supplement you should consult an authorized financial advisor.

Notice to Prospective Investors in Canada

The notes may be sold only to purchasers purchasing, or deemed to be purchasing, as principals that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the notes must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus supplement (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (“NI 33-105”), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering

LEGAL MATTERS

Baker Botts L.L.P., Houston, Texas, will pass on the validity of the notes offered through this prospectus supplement. Simpson Thacher & Bartlett LLP, New York, New York, will pass on the validity of the notes offered through this prospectus supplement for the underwriters in connection with this offering.

EXPERTS

The consolidated financial statements of Halliburton Company as of December 31, 2014 and 2013, and for each of the years in the three-year period ended December 31, 2014, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2014 have been incorporated by reference herein in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

The consolidated financial statements of Baker Hughes Incorporated as of December 31, 2014 and 2013, and for each of the years in the three-year period ended December 31, 2014, incorporated in this prospectus supplement by reference from Halliburton Company’s Current Report on Form 8-K dated October 26, 2015 (file date October 27, 2015), and the effectiveness of Baker Hughes Incorporated’s internal control over financial reporting as of December 31, 2014, have been audited by Deloitte & Touche LLP, independent registered public accounting firm, as stated in their report, which is incorporated herein by reference. Such financial statements have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

PROSPECTUS

Halliburton Company

Debt Securities

This prospectus describes some of the general terms that may apply to the debt securities we may issue in one or several series. We will provide the specific terms of any debt securities to be offered in supplements to this prospectus. You should read this prospectus and any prospectus supplement carefully before you invest.

We may offer the debt securities from time to time in amounts, at prices and on other terms to be determined at the time of offering. We may offer and sell these debt securities to or through one or more underwriters, dealers or agents, or directly to purchasers, on a continuous or delayed basis.

Investing in these debt securities involves certain risks. You should carefully consider the “Risk Factors” section of the documents that are incorporated by reference herein and in the applicable prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is October 26, 2015.

i

ABOUT THIS PROSPECTUS

This prospectus is part of a “shelf registration statement” that we have filed with the U.S. Securities and Exchange Commission (the “SEC”). By using a shelf registration statement, we may offer the debt securities described in this prospectus in one or more offerings. For further information about the debt securities and us, you should refer to our registration statement and its exhibits. The registration statement can be obtained from the SEC as described below under the heading “Where You Can Find More Information.”

This prospectus provides you with a general description of the debt securities we may offer. Each time we use this prospectus to offer the debt securities, we will provide a prospectus supplement and, if applicable, a pricing supplement that will describe the specific terms of the offering. A prospectus supplement and any pricing supplement may include or incorporate by reference a discussion of any risk factors or other special considerations applicable to those debt securities or to us. The prospectus supplement and any pricing supplement may also add to, update or change the information contained in this prospectus and, accordingly, to the extent inconsistent, the information in this prospectus will be superseded by the information in the prospectus supplement or pricing supplement. Please carefully read this prospectus, the prospectus supplement and any pricing supplement, in addition to the information contained in the documents we refer to under the heading “Where You Can Find More Information.”

HALLIBURTON COMPANY

We are a leading provider of services and products to the energy industry related to the exploration, development, and production of oil and natural gas. We serve major, national, and independent oil and natural gas companies throughout the world and operate under two divisions, which form the basis for the two operating segments we report, the Completion and Production segment and the Drilling and Evaluation segment.

In this prospectus, we refer to Halliburton Company, its wholly owned and majority owned subsidiaries and its ownership interests in equity affiliates as “Halliburton,” “we” or “us,” unless we specifically state otherwise or the context indicates otherwise.

We are a Delaware corporation. The address of our principal executive offices and our telephone number at that location is:

Halliburton Company

3000 North Sam Houston Parkway East

Houston, Texas 77032

(281) 871-2699

Our internet web site address is www.halliburton.com. Information contained on or accessible from our web site or any other web site is not incorporated into this prospectus and does not constitute a part of this prospectus.

WHERE YOU CAN FIND MORE INFORMATION

Halliburton files annual, quarterly and current reports, proxy statements and other information with the SEC. You can read and copy these materials at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. You can obtain information about the operation of the SEC’s public reference room and its copy charges by calling the SEC at 1-800-SEC-0330. Our SEC filings are also available over the Internet at the SEC’s website at www.sec.gov and at our website at www.halliburton.com. Information on our website or any other website is not incorporated by reference in this prospectus and does not constitute part of this prospectus. You can also obtain information about Halliburton at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

This prospectus is part of a registration statement we have filed with the SEC relating to the debt securities we may offer. As permitted by SEC rules, this prospectus does not contain all of the information we have included in the registration statement and the accompanying exhibits and schedules we file with the SEC. You may refer to the registration statement, exhibits and schedules for more information about us and the debt securities.

The SEC allows us to incorporate by reference the information we have filed with it into this prospectus, which means that we can disclose important information to you by referring you to those documents. The information we incorporate by reference is deemed to be part of this prospectus. Any statement in this prospectus or incorporated by reference into this prospectus shall be automatically modified or superseded for purposes of this prospectus to the extent that a statement contained herein or in a subsequently filed document that is incorporated by reference in this prospectus modifies or supersedes such prior statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus. You should not assume that the information in this prospectus is current as of any date other than the date on the front page of this prospectus.

We incorporate by reference the documents listed below (and any amendments to those documents) that Halliburton has previously filed with the SEC and any future filings Halliburton makes with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), (excluding any information furnished under Items 2.02 or 7.01 in any Current Report on Form 8-K) on or after the date of this prospectus and until the termination of this offering.

•	Annual Report on Form 10-K for the year ended December 31, 2014.

•	Quarterly Reports on Form 10-Q for the quarters ended March 31, 2015, June 30, 2015 and September 30, 2015.

•	Current Reports on Form 8-K filed with the SEC on March 3, 2015, March 6, 2015, March 19, 2015, March 27, 2015, May 22, 2015, September 23, 2015 and October 26, 2015.

Each person, including any beneficial owner, to whom a copy of this prospectus has been delivered, may obtain copies of the documents we incorporate by reference by contacting us at the address indicated below or by contacting the SEC as described above. We will provide, without charge, upon written or oral request, a copy of any document incorporated by reference in this prospectus and any exhibit specifically incorporated by reference into such documents. Requests for copies of these documents should be directed to:

Halliburton Company

Investor Relations

3000 North Sam Houston Parkway East

Houston, Texas 77032 Telephone: (281) 871-2688

You should rely only on the information contained or incorporated by reference in this prospectus, the prospectus supplement and any pricing supplement. We have not authorized any person, including any salesman or broker, to provide information other than that provided in this prospectus, the prospectus supplement or any pricing supplement. We have not authorized anyone to provide you with different information. We are not making an offer of the securities in any jurisdiction where the offer is not permitted. You should assume that the information in this prospectus, the prospectus supplement and any pricing supplement is accurate only as of the date on its cover page and that any information we have incorporated by reference is accurate only as of the date of the document incorporated by reference.

FORWARD-LOOKING INFORMATION

This prospectus, including the information we incorporate by reference, includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Exchange Act. Forward-looking information is based on projections and estimates, not historical information. You can identify our forward looking statements by the use of words like “may,” “may not,” “believes,” “do not believe,” “plans,” “estimates,” “intends,” “expects,” “do not expect,” “anticipates,” “do not anticipate,” “should,” “likely,” and other similar expressions that convey the uncertainty of future events or outcomes.

When considering these forward looking statements, you should keep in mind the risk factors and other cautionary statements contained in this prospectus, any prospectus supplement and the documents we incorporate by reference.

Forward-looking information involves risk and uncertainties and reflects our best judgment based on current information. Our forward-looking statements are not guarantees of future performance, and we caution you not to rely unduly on them. We have based many of these forward-looking statements on expectations and assumptions about future events that may prove to be inaccurate. While our management considers these expectations and assumptions to be reasonable, they are inherently subject to significant business, economic, competitive, regulatory and other risks, contingencies and uncertainties, most of which are difficult to predict and many of which are beyond our control. In addition, other known and unknown risks and factors may affect the accuracy of our forward-looking information. Our forward-looking statements speak only as of the date of this prospectus or as of the date they are made, and, except as otherwise required by applicable securities laws, we undertake no obligation to publicly update any of our forward-looking statements regardless of whether factors change as a result of new information, future events or for any other reason.

USE OF PROCEEDS

Unless we inform you otherwise in the applicable prospectus supplement, we expect to use the net proceeds we receive from any offering under this prospectus for general corporate purposes, including, but not limited to, repayment or refinancing of debt, financing of acquisitions, working capital, capital expenditures and repurchases and redemptions of securities. Pending any specific application, we may initially invest funds in short-term marketable securities or apply them to the reduction of short-term indebtedness.

RATIO OF EARNINGS TO FIXED CHARGES

Halliburton’s ratio of earnings to fixed charges for each of the periods indicated is as follows:

	Nine Months Ended September 30, 2015	Year Ended December 31,
		2014	2013	2012	2011	2010
Ratio of earnings to fixed charges(1)	(2)	9.5x	6.4x	9.6x	12.6x	7.6x

(1)	For purposes of computing the ratio of earnings to fixed charges: (1) fixed charges consist of interest expense, amortization of debt discount and expenses and a portion of rental expense determined to be representative of interest and (2) earnings consist of income from continuing operations before income taxes and noncontrolling interest plus fixed charges as described above, adjusted to exclude the excess or deficiency of dividends over income of 50% or less owned entities accounted for by the equity method of accounting.
(2)	Total earnings (loss) available for fixed charges for the nine months ended September 30, 2015 was inadequate to cover fixed charges by $858 million, primarily as a result of impairments and other charges recorded during the nine months ended September 30, 2015 of approximately $1.3 billion, after-tax.

DESCRIPTION OF THE DEBT SECURITIES

We plan to issue the debt securities under an indenture dated as of October 17, 2003 between us and The Bank of New York Mellon Trust Company, N.A. (as successor to JPMorgan Chase Bank), as trustee (the “indenture”). The terms of the debt securities include those stated in the indenture and those made part of the indenture by reference to the Trust Indenture Act of 1939, as amended (the “Trust Indenture Act”).

The debt securities to be issued will be our general unsecured obligations and will rank equally with all of our unsecured and unsubordinated debt.

We have summarized the provisions of the indenture below. You should read the indenture for more details regarding the provisions described below and for other provisions that may be important to you. We have filed the indenture with the SEC as an exhibit to the registration statement, and we will include any other instrument establishing the terms of any debt securities we offer as exhibits to a filing we will make with the SEC in connection with that offering. See “Where You Can Find More Information.”

The definitions of capitalized terms used in this section without definition are set forth below under “— Definitions.” In this description, the word “Halliburton,” “we” or “us” means only Halliburton Company and not any of its subsidiaries or other affiliates.

General

The indenture does not contain any financial covenants. In addition, we are not restricted under the indenture from paying dividends, making investments or issuing or repurchasing our securities. The indenture will not restrict our ability to incur additional indebtedness in the future, other than certain secured indebtedness as described below.

Other than the restrictions contained in the indenture on liens and sale/leaseback transactions described below under “— Covenants,” the indenture does not contain any covenants or other provisions designed to protect holders of the debt securities in the event we participate in a highly leveraged transaction or upon a change of control. The indenture also does not contain provisions that give holders the right to require us to repurchase their securities in the event of a decline in our credit ratings for any reason, including as a result of a takeover, recapitalization or similar restructuring or otherwise.

We may issue the debt securities of any series in definitive form or as a book-entry security in the form of a global security registered in the name of a depositary we designate.

We may issue the debt securities in one or more series with various maturities. They may be sold at par, at a premium or with a discount, which may be substantial, below their stated principal amount. These debt securities may bear no interest or interest at a rate that at the time of issuance is below market rates. If we sell these types of debt securities, we will describe in the prospectus supplement any material United States federal income tax consequences and other special considerations relating to that series of debt securities.

Terms

The prospectus supplement relating to any series of debt securities being offered will include specific terms relating to the offering. These terms will include some or all of the following:

•	the title of the debt securities;

•	the price at which we will issue the debt securities;

•	any limit on the aggregate principal amount of the debt securities;

•	whether the debt securities will be issued in individual certificates to each holder or in the form of temporary or permanent global securities held by a depositary on behalf of holders;

•	the date or dates on which the principal of and any premium on the debt securities will be payable;

•	any interest rate, the date from which interest will accrue, interest payment dates and record dates for interest payments and the manner in which such payments will be made;

•	whether and under what circumstances any additional amounts with respect to the debt securities will be payable;

•	the place or places where payments on the debt securities will be payable;

•	any provisions for optional redemption or early repayment;

•	any sinking fund or other provisions that would require the redemption, purchase or repayment of debt securities;

•	the denominations in which the debt securities will be issued, if other than denominations of $1,000;

•	whether payments on the debt securities will be payable in foreign currency or currency units or another form, whether payments will be payable by reference to any index or formula and whether we or the holders of such series of debt securities may elect to receive payments in other currencies;

•	the portion of the principal amount of debt securities that will be payable if the maturity is accelerated, if other than the entire principal amount;

•	any additional means of satisfaction and discharge of the debt securities, any additional conditions or limitations to discharge with respect to the debt securities or any changes to those conditions or limitations;

•	any changes or additions to the events of default or covenants contained in the indenture and as described in this prospectus;

•	any restrictions or other provisions relating to the transfer or exchange of debt securities;

•	any terms for the conversion or exchange of the debt securities for other securities of Halliburton or any other entity and whether such conversion or exchange will be at the election of the holder or Halliburton or will occur upon the occurrence of any event; and

•	any other terms of the debt securities not inconsistent with the indenture.

We may sell the debt securities at a discount, which may be substantial, below their stated principal amount. The debt securities may bear no interest or interest at a rate that at the time of issuance is below market rates. If we sell the debt securities, we will describe in the prospectus supplement any material United States federal income tax consequences and other special considerations.

If we sell any debt securities for any foreign currency or currency unit or if payments on any debt securities are payable in any foreign currency or currency unit, we will describe in the prospectus supplement the restrictions, elections, tax consequences, specific terms and other information relating to those debt securities and the foreign currency or currency unit.

Covenants

Under the indenture, there are no covenants restricting our ability to incur additional debt (other than certain secured indebtedness as described below), pay dividends, make investments, issue or repurchase our securities, maintain any asset ratios or create or maintain any reserves. However, the indenture does contain other covenants for your protection, including those described below.

We are required to deliver to the trustee, within 120 days after the end of each fiscal year, a statement signed by an officer complying with the applicable provisions of the Trust Indenture Act and stating that we have complied with every covenant contained in the indenture and are not in default in the performance or observance of any terms of the indenture.

The covenants summarized below will apply to the debt securities (unless waived or amended) as long as the debt securities are outstanding.

Restrictions on Secured Debt

Except as provided below, we will not, and will not cause, suffer or permit any of our Restricted Subsidiaries to, create, incur or assume any Secured Debt without equally and ratably securing the debt securities. In that circumstance, we must also equally and ratably secure any of our other indebtedness or any indebtedness of such Restricted Subsidiary then similarly entitled for so long as such other indebtedness is secured. However, the foregoing restrictions will not apply to:

•	specified purchase money mortgages;

•	specified mortgages to finance construction on unimproved property;

•	mortgages existing on property at the time of its acquisition by us or a Restricted Subsidiary;

•	mortgages existing on the property or on the outstanding shares or indebtedness of a corporation at the time it becomes a Restricted Subsidiary;

•	mortgages on property of a corporation existing at the time the corporation is merged or consolidated with us or a Restricted Subsidiary;

•	mortgages in favor of governmental bodies to secure payments pursuant to any contract or statute or to secure indebtedness for the purpose of financing the purchase or construction of the property subject to the mortgages; or

•	extensions, renewals or replacement of the foregoing; provided that their extension, renewal or replacement must secure the same property and additions thereto and does not create Secured Debt in excess of the principal amount then outstanding securing such property.

We and any Restricted Subsidiaries may create, incur or assume Secured Debt not otherwise permitted or excepted without equally and ratably securing the debt securities if the sum of:

•	the amount of the Secured Debt together with all other Secured Debt of us and the Restricted Subsidiaries (not including Secured Debt permitted under the foregoing exceptions), plus

•	the aggregate value of Sale and Leaseback Transactions in existence at the time (not including Sale and Leaseback Transactions the proceeds of which have been or will be applied to the retirement of funded indebtedness of us and our Restricted Subsidiaries as described below under “— Limitations on Sale and Leaseback Transactions”), does not at the time exceed 5% of Consolidated Net Tangible Assets.

Limitations on Sale and Leaseback Transactions

The indenture prohibits Sale and Leaseback Transactions unless:

•	Halliburton or the Restricted Subsidiary owning the Principal Property would be entitled to incur Secured Debt equal to the amount realizable upon the sale or transfer secured by a mortgage on the property to be leased without equally and ratably securing the debt securities; or

•	Halliburton or a Restricted Subsidiary apply an amount equal to the value of the property so leased to the retirement (other than mandatory retirement), within 120 days of the effective date of any such arrangement, of indebtedness for money borrowed by Halliburton or any Restricted Subsidiary (other than such indebtedness owned by Halliburton or any Restricted Subsidiary) which was recorded as funded debt as of the date of its creation and which, in the case of such indebtedness of Halliburton, is not subordinate and junior in right of payment to the prior payment of the debt securities.

Provided, however, that the amount to be so applied to the retirement of such indebtedness shall be reduced by:

•	the aggregate principal amount of any debt securities delivered within 120 days of the effective date of any such arrangement to the trustee for retirement and cancellation; and

•	the aggregate principal amount of such indebtedness (other than the debt securities) retired by Halliburton or a Restricted Subsidiary within 120 days of the effective date of such arrangement.

Unless a Principal Property is designated as such by our Board of Directors, the limitation on Sale and Leaseback Transactions will not limit or prohibit any Sale and Leaseback Transactions by Halliburton or a Restricted Subsidiary.

Restrictions on Consolidation, Merger, Sale or Conveyance

Halliburton will not, in any transaction or series of transactions, consolidate with or merge with or into, or sell, convey, transfer, lease or otherwise dispose of all or substantially all its assets to, any person, unless:

(1)	either (a) Halliburton shall be the continuing person or (b) the person (if other than Halliburton) formed by such consolidation or into which Halliburton is merged, or to which such sale, lease, conveyance, transfer or other disposition shall be made is organized and validly existing under the laws of the United States, any political subdivision thereof or any State of the United States or the District of Columbia and the successor company (if not Halliburton) will expressly assume, by supplemental indenture, the due and punctual payment of the principal of, premium (if any) and interest on the debt securities and the performance of all the obligations of Halliburton under the debt securities and the indenture;

(2)	immediately after giving effect to such transaction or series of transactions, no default or event of default (as described below) shall have occurred and be continuing or would result from the transaction; and

(3)	Halliburton delivers to the trustee the certificates and opinions required by the indenture.

For purposes of this covenant, the sale, lease, conveyance, assignment, transfer or other disposition of all or substantially all of the properties and assets of one or more subsidiaries of Halliburton, which properties and assets, if held by Halliburton instead of such subsidiaries, would constitute all or substantially all of the properties and assets of Halliburton on a consolidated basis, shall be deemed to be the transfer of all or substantially all of the properties and assets of Halliburton.

The successor company will succeed to, and be substituted for, and may exercise every right and power of, Halliburton under the indenture. In the case of a sale, conveyance, transfer or other disposition (other than a lease) of all or substantially all its assets, Halliburton will be released from all of the obligations under the indenture and the debt securities.

If any Principal Property becomes subject to any mortgage, security interest, pledge, lien or encumbrance not permitted under “— Restrictions on Secured Debt” upon any such consolidation with or merger with or into, or upon any such sale, conveyance, or lease or upon the acquisition by us of the properties of another corporation, the principal and interest payments on the debt securities will be secured by a direct lien on such Principal Property.

Although there is a limited body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, in certain circumstances there may be a degree of uncertainty as to whether a particular transaction would involve “all or substantially all” of the property or assets of a person.

Events of Default

The following are events of default under the indenture:

•	failure to pay any interest or additional interest amounts, if any, when due, that continues for 30 days;

•	failure to pay principal or premium, if any, or to deposit sinking fund payments, if any, when due;

•	breach or failure to perform any other covenant or agreement in the indenture applicable to the debt securities of any series (other than any agreement or covenant that has been included in the indenture and any other supplement thereto solely for the benefit of other series of debt securities issued under the indenture and any other supplement thereto), which continues for 60 days after written notice of such failure by the trustee or the holders of at least 25% in aggregate principal amount of all affected debt securities then outstanding;

•	failure to make any payment at maturity on any indebtedness, upon redemption or otherwise, in the aggregate principal amount of $125 million or more, after the expiration of any applicable grace period, and such amount has not been paid or discharged within 30 days after notice is given in accordance with the terms of such indebtedness;

•	the acceleration of any indebtedness in the aggregate principal amount of $125 million or more so that it becomes due and payable prior to the date on which it would otherwise become due and payable and such acceleration is not rescinded within 30 days after notice is given in accordance with the terms of such indebtedness; and

•	specific events relating to our bankruptcy, insolvency or reorganization, whether voluntary or not.

A default under one series of debt securities will not necessarily be a default under any other series of debt securities issued under the indenture.

If any event of default occurs for any series of debt securities and continues for the required amount of time, the trustee or the holders of not less than 25% of the principal amount of the then-outstanding debt securities of that series (or, if the event of default is due to the breach or failure to perform certain covenants or agreements in the indenture, 25% in principal amount of all debt securities issued under the indenture and any supplement thereto that are affected, voting as one class) may declare the debt securities of that series due and payable, together with all accrued and unpaid interest, if any, immediately by giving notice in writing to us (and to the trustee, if given by the holders). Notwithstanding the preceding, in the case of an event of default arising from certain events of bankruptcy, insolvency or reorganization with respect to Halliburton, all outstanding debt securities of that series will become due and payable without further action or notice. The holders of a majority in principal amount of the then outstanding debt securities of that series (or, if the event of default is due to the breach or failure to perform certain covenants or agreements in the indenture, of all securities issued under the base indenture and any supplement thereto that are affected, voting as one class), may rescind the declaration under circumstances specified in the indenture.

No holder of a debt security then outstanding may institute any suit, action or proceeding with respect to, or otherwise attempt to enforce, the indenture, unless:

•	the holder has given to the trustee written notice of the occurrence and continuance of a default for the debt securities of that series;

•	the holders of at least 25% in principal amount of the then-outstanding debt securities of that series have made a written request to the trustee to institute the suit, action or proceeding and have offered to the trustee the reasonable indemnity it may require; and

•	the trustee for 60 days after its receipt of the notice, request and offer of indemnity has neglected or refused to institute the requested action, suit or proceeding, and during that 60 day period the holders of a majority in principal amount of the then-outstanding debt securities of that series do not give the trustee a direction inconsistent with the request.

The right of each holder of debt security to receive payment of the principal of, premium, if any, or interest on a debt security on or after the respective due dates and the right to institute suit for enforcement of any payment obligation may not be impaired or affected without the consent of that holder.

The holders of a majority in aggregate principal amount of the then-outstanding debt securities of a series that are affected, voting as a class (or, in some cases, all the then-outstanding debt securities issued under the indenture and any supplement thereto that are affected, voting as a class), may direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust power conferred on the trustee if that direction is not in conflict with applicable law and would not involve the trustee in personal liability.

Satisfaction and Discharge

The indenture provides that the trustee will execute proper instruments acknowledging the satisfaction and discharge of the indenture with respect to debt securities of any series when:

•	all outstanding debt securities of such series have been delivered to the trustee for cancellation; or

•	all outstanding debt securities of such series not delivered to the trustee for cancellation have (1) become due and payable; (2) will become due and payable at their stated maturity within one year; or (3) are to be called for redemption within one year under arrangements satisfactory to the trustee for giving of notice of redemption by the trustee in our name and at our expense.

In the case of satisfaction and discharge of debt securities not delivered to the trustee for cancellation, we must (1) deposit funds, government securities or a combination thereof with the trustee sufficient to make payments on the series of debt securities on the dates those payments are due and payable or (2) fulfill such other means of satisfaction and discharge specified in the supplemental indenture to such series of debt securities.

We must also pay all other sums due under the indenture and provide an officers’ certificate and an opinion of counsel as described in the indenture.

Defeasance

When we use the term defeasance, we mean discharge from some or all of our obligations under the indenture. If, among other things, funds or government securities (or any combination thereof) are deposited with the trustee sufficient to make payments on the debt securities of any series on the dates those payments are due and payable, then, at our option, either of the following will occur:

•	we will be discharged from our obligations with respect to the debt securities of that series (“legal defeasance”); or

•	we will no longer have any obligation to comply with the restrictive covenants, the merger covenant and other specified covenants under the indenture, and the related events of default will no longer apply (“covenant defeasance”).

If the debt securities of any series are defeased, the holders of the debt securities of that series will not be entitled to the benefits of the indenture, except for obligations to register the transfer or exchange of debt securities of that series, replace stolen, lost or mutilated debt securities of that series or maintain paying agencies and hold moneys for payment in trust. In the case of covenant defeasance, our obligation to pay principal, premium and interest on the debt securities of that series will also survive. Defeasance will not release us from certain of our obligations to the trustee.

We will be required to deliver to the trustee an opinion of counsel or a tax ruling that the deposit and related defeasance would not cause the holders of the debt securities of any affected series to recognize income, gain or loss for U.S. federal income tax purposes and that holders will be subject to federal income tax on the same amount and in the same manner and at the same times as would have been the case if such defeasance had not occurred. If we elect legal defeasance, that opinion of counsel must be based upon a ruling from the U.S. Internal Revenue Service or a change in law to that effect. We will also be required to provide the trustee additional documents as described in the indenture.

Modifications

We and the trustee may amend or supplement the indenture if holders of a majority in principal amount of all then outstanding series of debt securities issued under the base indenture and any supplement thereto that are affected by the amendment or supplement (acting as one class) consent to it. Without the consent of each holder of a debt security, however, no modification may:

•	reduce the percentage stated above of the holders who must consent to an amendment or supplement to, or waiver of, the indenture;

•	reduce the rate or change the time of payment of interest, including default interest, on any debt security;

•	change the stated maturity of the principal of any debt security;

•	reduce the amount of the principal of, premium, if any, or mandatory sinking fund payment, if any, on any debt security;

•	reduce any premium payable on the redemption of any debt security or change the time at which any debt security may be redeemed;

•	change any obligation to pay additional amounts;

•	change the coin or currency in which principal, premium, if any, interest and additional amounts are payable to the holder;

•	impair or affect the right to institute suit for the enforcement of any payment of principal of, premium, if any, or interest on or additional amounts with respect to any debt security;

•	make any change in the percentage of principal amount of debt securities necessary to waive compliance with specified provisions of the indenture; or

•	waive a continuing default or event of default in payment of principal, premium, if any, or interest on or any additional amounts with respect to the debt securities.

From time to time, we and the trustee may enter into supplemental indentures without the consent of the holders of any debt security to, among other things:

•	cure any ambiguity, omission, defect or any inconsistency in the indenture;

•	evidence the assumption by a successor entity of our obligations under the indenture;

•	provide for uncertificated debt securities in addition to or in place of certificated debt securities or to provide for the issuance of bearer securities;

•	secure the debt securities or add guarantees of, or additional obligors on, the debt securities;

•	comply with any requirement in order to effect or maintain the qualification of the indenture under the Trust Indenture Act;

•	add covenants or new events of default for the protection of the holders of the debt securities;

•	amend the indenture in any other manner that we may deem necessary or desirable and that will not adversely affect the interests of the holders of outstanding debt securities of any series of debt securities; or

•	evidence the acceptance of appointment by a successor trustee.

We will be required to provide the trustee with an opinion of counsel and an officers’ certificate prior to the execution of any amendment or supplement to the indenture.

Governing Law

The indenture is and the debt securities will be governed by, and construed in accordance with, the laws of the State of New York.

Definitions

“Consolidated Net Tangible Assets” means the aggregate amount of assets included on a consolidated balance sheet of Halliburton and its Restricted Subsidiaries, less:

•	applicable reserves and other properly deductible items;

•	all current liabilities; and

•	all goodwill, trade names, trademarks, patents, unamortized debt discount and expense and other like intangibles;

all in accordance with generally accepted accounting principles consistently applied.

“Principal Property” means any real property, manufacturing plant, warehouse, office building or other physical facility, or any item of marine, transportation or construction equipment or other like depreciable assets of Halliburton or of any Restricted Subsidiary, whether owned at or acquired after the date of the indenture, other than any pollution control facility, that in the opinion of our Board of Directors is of material importance to the total business conducted by us and our Restricted Subsidiaries as a whole.

“Restricted Subsidiary” means:

•	any Subsidiary of ours existing at the date of the indenture the principal assets and business of which are located in the United States, except Subsidiaries the principal business of which consists of providing sales and acquisition financing of our and our Subsidiaries’ products or owning, leasing, dealing in or developing real estate or other Subsidiaries so designated;

•	and any other Subsidiary we designate as a Restricted Subsidiary;

provided, however, we may not designate any Subsidiary as a Restricted Subsidiary if such designation would cause us to breach any covenant or agreement in the indenture, assuming that any Secured Debt of such Subsidiary was incurred at the time of such designation and that any Sale and Leaseback Transaction to which the Subsidiary is then a party was entered into at the time of such designation.

“Sale and Leaseback Transaction” means the sale or transfer by Halliburton or a Restricted Subsidiary (other than to Halliburton or any one or more of its Restricted Subsidiaries, or both) of any Principal Property owned by it that has been in full operation for more than 120 days prior to the sale or transfer with the intention of taking back a lease on such property, other than a lease not exceeding 36 months, and where the use by Halliburton or the Restricted Subsidiary of the property will be discontinued on or before the expiration of the term of the lease.

“Secured Debt” means indebtedness (other than indebtedness among Halliburton and Restricted Subsidiaries) for money borrowed by Halliburton or a Restricted Subsidiary, or any other indebtedness of Halliburton or a Restricted Subsidiary on which interest is paid or payable, which in any case is secured by:

•	a mortgage or other lien on any Principal Property of Halliburton or a Restricted Subsidiary; or

•	a pledge, lien or other security interest on any shares of stock or indebtedness of a Restricted Subsidiary.

“Subsidiary” of any person means (a) any corporation, association or other business entity (other than a partnership, joint venture, limited liability company or similar entity) of which more than 50% of the total ordinary voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof (or persons performing similar functions) or (b) any partnership, joint venture, limited liability company or similar entity of which more than 50% of the capital accounts, distribution rights, total equity and voting interests or general or limited partnership interests, as applicable, is, in the case of clauses (a) and (b), at the time owned or controlled, directly or indirectly, by (1) such person, (2) such person and one or more Subsidiaries of such person or (3) one or more Subsidiaries of such person. Unless otherwise specified herein, each reference to a Subsidiary will refer to a Subsidiary of Halliburton. As used herein, “Capital Stock” of any person means any and all shares (including ordinary shares or American Depositary Shares), interests, rights to purchase, warrants, options, participations or other equivalents of or interests in (however designated) of capital stock or other equity participations of such person and any rights (other than debt securities convertible or exchangeable into an equity interest), warrants or options to acquire an equity interest in such person.

PLAN OF DISTRIBUTION

We may sell the debt securities in and outside the United States through underwriters or dealers, directly to purchasers or through agents.

Sale Through Underwriters or Dealers

If we use underwriters in the sale of the debt securities, the underwriters will acquire the debt securities for their own account. The underwriters may resell the debt securities from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. Underwriters may offer the debt securities to the public either through underwriting syndicates represented by one or more managing underwriters or directly by one or more firms acting as underwriters. Unless we inform you otherwise in the prospectus supplement, the obligations of the underwriters to purchase the debt securities will be subject to conditions, and the underwriters will be obligated to purchase all the debt securities if they purchase any of them. The underwriters may change from time to time any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers.

During and after an offering through underwriters, the underwriters may purchase and sell the debt securities in the open market. These transactions may include overallotment and stabilizing transactions and purchases to cover syndicate short positions created in connection with the offering. The underwriters may also impose a penalty bid, whereby selling concessions allowed to syndicate members or other broker-dealers for the offered securities sold for their account may be reclaimed by the syndicate if such offered securities are repurchased by the syndicate in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the offered securities, which may be higher than the price that might otherwise prevail in the open market. If commenced, these activities may be discontinued at any time.

If we use dealers in the sale of the debt securities, we will sell such securities to them as principals. They may then resell those securities to the public at varying prices determined by the dealers at the time of resale. The dealers participating in any sale of the debt securities may be deemed to be underwriters within the meaning of the Securities Act with respect to any sale of those securities. We will include in the prospectus supplement the names of the dealers and the terms of the transaction.

Direct Sales and Sales Through Agents

We may sell the debt securities directly. In that event, no underwriters or agents would be involved. We may also sell the debt securities through agents we designate from time to time. In the prospectus supplement, we will name any agent involved in the offer or sale of the debt securities, and we will describe any commissions payable by us to the agent. Unless we inform you otherwise in the prospectus supplement, any agent will agree to use its reasonable best efforts to solicit purchases for the period of its appointment.

We may sell the debt securities directly to institutional investors or others who may be deemed to be underwriters within the meaning of the Securities Act with respect to any sale of those securities. We will describe the terms of any such sales in the prospectus supplement.

Delayed Delivery Contracts

If we so indicate in the prospectus supplement, we may authorize agents, underwriters or dealers to solicit offers from certain types of institutions to purchase the debt securities from us at the public offering price under delayed delivery contracts. These contracts would provide for payment and delivery on a specified date in the future. The contracts would be subject only to those conditions described in the prospectus supplement. The prospectus supplement will describe the commission payable for solicitation of those contracts.

General Information

We may have agreements with the agents, dealers and underwriters to indemnify them against civil liabilities, including liabilities under the Securities Act, or to contribute with respect to payments that the agents, dealers or underwriters may be required to make. Agents, dealers and underwriters may engage in transactions with us or perform services for us in the ordinary course of their businesses.

LEGAL MATTERS

The validity of the offered debt securities and other matters in connection with any offering of the debt securities will be passed upon for us by Baker Botts L.L.P., Houston, Texas, our outside counsel. If the debt securities are being distributed through underwriters or agents, the underwriters or agents will be advised about legal matters relating to any offering by their own legal counsel, which will be named in the related prospectus supplement.

EXPERTS

The consolidated financial statements of Halliburton Company as of December 31, 2014 and 2013, and for each of the years in the three-year period ended December 31, 2014, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2014 have been incorporated by reference herein in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

The consolidated financial statements of Baker Hughes Incorporated as of December 31, 2014 and 2013, and for each of the years in the three-year period ended December 31, 2014, incorporated in this amendment by reference from Halliburton Company’s Current Report on Form 8-K dated October 26, 2015, and the effectiveness of Baker Hughes Incorporated’s internal control over financial reporting as of December 31, 2014, have been audited by Deloitte & Touche LLP, independent registered public accounting firm, as stated in their report, which is incorporated herein by reference. Such financial statements have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

$7,500,000,000

Halliburton Company

$1,250,000,000 2.700% Senior Notes due 2020

$1,250,000,000 3.375% Senior Notes due 2022

$2,000,000,000 3.800% Senior Notes due 2025

$1,000,000,000 4.850% Senior Notes due 2035

$2,000,000,000 5.000% Senior Notes due 2045

PROSPECTUS    SUPPLEMENT

Joint Book-Running Managers

BofA Merrill Lynch

Citigroup

Credit Suisse

Mizuho Securities

Deutsche Bank Securities

HSBC

Senior Co-Managers

Barclays

DNB Markets

J.P. Morgan

MUFG

US Bancorp

Wells Fargo Securities

Co-Managers

Scotiabank

SMBC Nikko

Standard Chartered Bank

BBVA

Lloyds Securities

November 5, 2015